Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Bumbo Distribution USA, LLC
312 W 2nd St. #2200
Casper, WY 82601
https://www.bumbo.com/

Up to $1,235,000.00 Simple Agreement for Future Equity.
Minimum Target Amount: $20,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

Company:

Company: Bumbo Distribution USA, LLC
Address: 312 W 2nd St. #2200, Casper, WY 82601
State of Incorporation: DE
Date Incorporated: March 30, 2016

Terms:

Simple Agreement for Future Equity

Offering Minimum: $20,000.00 of Simple Agreement for Future Equity.
Offering Maximum: $1,235,000.00 of Simple Agreement for Future Equity.
Type of Security Offered: Simple Agreement for Future Equity.
SAFE converts to Crowdfunding Units when the company raises $1,000,000.00 in a qualified equity financing.
Maturity Date: None
Valuation Cap: $12,000,000.00
Discount: 20.0%
Annual Interest Rate: %
Minimum Investment Amount (per investor): $250.00

Terms of the underlying Security

Underlying Security Name: Crowdfunding Units

Voting Rights:
Non-voting, except as required by law

Other Material Rights:

Non-voting, except as required by law.

Operating Agreement Joinder Upon Conversion. If and when a SAFE converts into Membership Units (or other equity interests), the converting investor will be required to execute a joinder to, and become bound by, the Company's operating agreement (as amended from time to time), and satisfy any applicable admission requirements set forth therein. Please see the Offering Memorandum's Exhibit F for the Company's First Amended & Restated Operating Agreement and Crowdfunding SAFE Subscription Agreement for further information.

(a) Equity Financing.

If an Equity Financing occurs before this instrument terminates in accordance with Sections 1(b) or 1(c), the Company shall notify the Investor of the closing of the Equity Financing and issue to the Investor a number of shares of the Crowdfunding Units equal to the quotient obtained by dividing (x) the Purchase Amount by (y) the applicable Conversion Price.

(b) Liquidity Event.

If a Liquidity Event occurs before this instrument terminates in accordance with Sections 1(a) or 1(c), the Investor will automatically be entitled to receive a portion of Proceeds, payable immediately prior to or concurrent with the consummation of such Liquidity Event, equal to the greater of:

(i) the Purchase Amount (the "Cash-Out Amount"), or

(ii) the amount payable on the number of shares of Common Units equal to the Purchase Amount divided by the Liquidity Price (the "Conversion Amount").

Additionally, if any of the Company's securityholders are given a choice regarding the form and amount of Proceeds to be received in a Liquidity Event, the Investor shall be provided the same choice, provided that the Investor may not choose to receive a form of consideration that the Investor would be ineligible to receive as a result of the Investor's failure to satisfy any requirement or limitation generally applicable to the Company's securityholders, or under any applicable laws.

Notwithstanding the foregoing, in connection with a Change of Control intended to qualify as a tax-free reorganization, the Company may reduce the cash portion of Proceeds payable to the Investor by the amount determined by its board of directors in good faith for such Change of Control to qualify as a tax-free reorganization for U.S. federal income tax purposes, provided that such reduction (A) does not reduce the total Proceeds payable to such Investor and (B) is applied in the same manner and on a pro rata basis to all securityholders who have equal priority to the Investor under Section 1(d).

(c) Dissolution Event. If there is a Dissolution Event before this instrument terminates in accordance with Sections 1(a) or 1(b), the Investor will automatically be entitled (subject to the liquidation priority set forth in Section 1(d) below) to receive a portion of Proceeds equal to the Cash-Out Amount, due and payable to the Investor immediately prior to the consummation of the Dissolution Event.

(d) Liquidation Priority. In a Liquidity Event or Dissolution Event, this Safe is intended to operate like standard non-participating Preferred Units. The Investor's right to receive its Cash-Out Amount is:

(i) Junior to payment of outstanding indebtedness and creditor claims, including contractual claims for payment and convertible promissory notes (to the extent such convertible promissory notes are not actually or notionally converted into Capital Units);

(ii) On par with payments for other Safes and/or Preferred Units, and if the applicable Proceeds are insufficient to permit full payments to the Investor and such other Safes and/or Preferred Units, the applicable Proceeds will be distributed pro rata to the Investor and such other Safes and/or Preferred Units in proportion to the full payments that would otherwise be due; and

(iii) Senior to payments for Common Units.

The Investor's right to receive its Conversion Amount is (A) on par with payments for Common Units and other Safes and/or Preferred Units who are also receiving Conversion Amounts or Proceeds on a similar as-converted to Common Units basis, and (B) junior to payments described in clauses (i) and (ii) above (in the latter case, to the extent such payments are Cash-Out Amounts or similar liquidation preferences).

(e) Termination. This instrument will automatically terminate (without relieving the Company of any obligations arising from a prior breach of or non-compliance with this instrument) upon the earlier to occur: (i) the issuance of Capital Units to the Investor pursuant to the automatic conversion of this Safe under Section 1(a) or 1(b); or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to Section 1(b) or 1(c).

Certain Definitions

"Capital Units" means the capital units of the Company, including, without limitation, Common Units and Preferred Units.

"Common Units" means common units of the Company.

"Conversion Price" means either: (i) the Safe Price or (ii) the Discount Price, whichever calculation results in the lower price per share and therefore will result in a greater number of shares of the Crowdfunding Units.

"Crowdfunding Units" shall mean the most senior class of equity securities issued by the Company in an Equity Financing, whether Common Units, Preferred Units, or another class of equity securities, on the same terms as new investors in such financing.

"Equity Financing" shall mean a bona fide transaction or series of transactions pursuant to which the Company sells its Equity Securities at a fixed valuation (including, but not limited to, a pre-money or post-money valuation), to one or more third parties following the date of this instrument from which the Company receives gross proceeds of not less than $1,000,000.00 (excluding the conversion of any instruments convertible into or exercisable or exchangeable for Capital Units, such as Safes or convertible promissory notes) with the principal purpose of raising capital.

"Equity Securities" shall mean Common Units or Preferred Units or any securities convertible into, exchangeable for or conferring the right to purchase (with or without additional consideration) Common Units or Preferred Units, except in each case, (i) any security granted, issued and/or sold by the Company to any director, officer, employee, advisor or consultant of the Company in such capacity for the primary purpose of soliciting or retaining his, her or its services, (ii) any convertible promissory notes issued by the Company, and (iii) any Safes issued.

"Discount Price" means the lowest price per share of Crowdfunding Units sold in an Equity Financing (determined without taking into account any incentives or other discount) multiplied by the Discount Rate. For clarity, if the Company increases the share price during the Equity Financing, the original price will be the lowest price per share for this purpose; however, if a Company offers a discount to certain investors during the Equity Financing, such discount will not be included when determining the lowest price per share.

"Liquidity Event" means a Change of Control, a Direct Listing or an Initial Public Offering.

"Liquidity Price" means either (i) the price per share equal to the Post-Money Valuation Cap divided by the Liquidity Capitalization or (ii) the price per share equal to the fair market value of the Common Units at the time of the Liquidity Event, as determined by reference to the purchase price payable in connection with such Liquidity Event, multiplied by the Discount Rate, whichever calculation results in a lower price per share.

"Safe Price" means the price per share equal to the Post-Money Valuation Cap divided by the Fully Diluted

Capitalization.

*Bonus discount subject to adjustment of bonus discounts for StartEngine noteholders. See discount bonus below.

Investment Incentives & Bonuses*

Loyalty Bonus: Previous investors in Bumbo will receive a 2% addition to the base discount.

Time-Based Perks

Early Bird 1: Invest $1,000+ within the first 2 weeks and receive a 1% addition to the base discount.

Early Bird 2: Invest $5,000+ within the first 2 weeks and receive a 2% addition to the base discount.

Early Bird 3: Invest $10,000+ within the first 2 weeks and receive a 3% addition to the base discount.

Early Bird 4: Invest $25,000+ within the first 2 weeks and receive a 4% addition to the base discount.

Early Bird 5: Invest $50,000+ within the first 2 weeks and receive a 5% addition to the base discount.

Flash Perk: Invest $2,500+ between days 35 - 40 and receive a 2% addition to the base discount.

Amount-Based Perks

Tier 1: Invest $5,000+ and receive a 1% addition to the base discount.

Tier 2: Invest $10,000+ and receive a 2% addition to the base discount.

Tier 3: Invest $25,000+ and receive a 3% addition to the base discount.

Tier 4: Invest $50,000+ and receive a 4% addition to the base discount.

*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus discounts from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

Crowdfunding investments made through a self-directed IRA cannot receive perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Venture Club Bonus

Bumbo Distribution USA, LLC will offer a 10% additional discount bonus for all investments that are committed by investors that are eligible for the StartEngine Venture Club.

Eligible StartEngine noteholders will receive a 10% bonus discount on the note in this Offering. For example, this would mean your discount percentage would be 30% instead of 20%.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the Company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Venture Club Bonus and the Loyalty Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Company Overview

Bumbo Distribution USA, LLC ("Bumbo" or "Bumbo USA" or the "Company") is a market-leading baby products brand with nearly two decades of strong consumer awareness and top registry status across major U.S. retail channels. In 2018, an experienced management team acquired all U.S. rights, gaining full control of intellectual property, branding, manufacturing, and product development. The Company specializes in infant seating solutions, with its signature Floor Seat and Multi Seat products serving families with babies learning to sit. Bumbo distributes through Target, Walmart, Amazon, and Baby List while pursuing direct-to-consumer opportunities in the relatively stable, non-cyclical baby products market.

Business Model

Bumbo generates revenue through wholesale relationships with major U.S. retailers and online marketplaces. Manufacturing has transitioned from South Africa to Mexico and China, with the Mexico factory owned by a majority partner, increasing gross margins to over 35% and contribution margins above 25%. The Company offers products at $39.99 to $89.99 retail, with the Floor Seat ($5.3 million in sales) and Multi Seat ($3.1 million in sales) as core revenue drivers.

Corporate Structure

Bumbo USA holds an exclusive license to the Bumbo brand, intellectual property, and U.S. distribution. The Company maintains manufacturing partnerships in Mexico (owned by a majority Bumbo partner) and China, providing operational control over product development while leveraging manufacturing expertise.

The Company's right to use the Bumbo brand and certain related intellectual property in the United States is held under an exclusive trademark and intellectual property license from third parties. The Company's continued ability to market and sell products under the Bumbo brand is therefore dependent on maintaining that license in accordance with its terms.

Competitors and Industry

Competitors

Bumbo competes in infant seating against traditional high chairs, booster seats, and alternative floor seating products. The Company differentiates through proprietary polyurethane foam construction, ergonomic contouring for babies learning to sit, and nearly two decades of brand recognition. Its good-better-best product lineup positions it across value-conscious and premium segments.

Industry

The baby products industry is a stable, non-cyclical market serving families with infants and toddlers. The infant seating segment addresses developmental needs for babies aged 3-18 months. Industry dynamics are driven by birth rates, consumer safety preferences, and evolving retail including mass retail, specialty stores, and e-commerce. The market generally demonstrates resilience during economic downturns as parents continue purchasing essential products, with regulatory oversight from the CPSC establishing safety standards.

Current Stage and Roadmap

Current Stage

Bumbo is in a growth and optimization phase following its 2018 acquisition and restructuring. The Company has transitioned manufacturing to improve margins, resolved legacy issues, and expanded its product portfolio. Annual sales have historically been in the $7-11 million range, with 2024 sales distributed across Target (35%), Amazon (31%), Walmart (19%), and other retailers (15%). The Floor Seat Lite at $39.99 captures value-conscious consumers, with opportunities for potential expanded distribution at key accounts.

Future Roadmap

Bumbo's growth strategy focuses on expanding products, deepening retail partnerships, and developing direct-to-consumer channels. Near-term opportunities include increasing Floor Seat Lite distribution, introducing a Changing Pad+ product, and securing additional shelf space at Target and Walmart. The company sees significant potential in optimizing Amazon sales and launching a proprietary e-commerce platform. Long-term plans include expanding beyond core seating into complementary categories while maintaining the brand's reputation for quality, comfort, and safety.

The Team

Managers

Name: Ryan Jay Fernandez

Ryan Jay Fernandez's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Chief Executive Officer, Manager, Principal Accounting Officer
  Dates of Service: December, 2018 - Present
  Responsibilities: I am the CEO and majority share holder, working full time for Bumbo.

Other business experience in the past three years:

- Employer: BRH2 Plastics LLC

Title: CEO
Dates of Service: October, 2014 - Present
Responsibilities: CEO and majority share holder requiring about 10 hours a week.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business.

Any valuation is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

The Company may undergo a future change that could affect your investment
The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

Your information rights are limited with limited post-closing disclosures
The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information.

Some early-stage companies may lack professional guidance
Some companies attribute their success, in part, to the guidance of professional early-stage advisors, consultants, or investors (e.g., angel investors or venture capital firms). advisors, consultants, or investors may play an important role in a company through their resources, contacts, and experience in assisting early-stage companies in executing their business plans. An early-stage company primarily financed through Regulation Crowdfunding may not have the benefit of such professional investors, which may pose a risk to your investment.

If the Company cannot raise sufficient funds it will not succeed
The Company is offering SAFEs in the amount of up to $1,235,000.00 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred units financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred units could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred units could be more advantageous to those investors than to the holders of common units or other securities. In addition, if we need to raise more equity capital from the sale of Common Units, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security.

Management's Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

We may never have an operational product or service
It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product or service is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company. In addition, the failure to launch a product or service can result in significant losses of time and resources. Even if a product or service is launched, low adoption rates can result in lackluster revenue and diminished market share.

Some of our products are still in the prototype phase and might never be operational products
Developing new products and technologies can be a complex process that involves significant risks and uncertainties. Technical challenges, design flaws, manufacturing defects, and regulatory hurdles can all impact the success of a product or service. It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the

Company and its unitholders.

Developing new products and technologies entails significant risks and uncertainties
Competition can be intense in many markets, and a failure to keep up with competitors or anticipate shifts in market dynamics can lead to revenue declines or market share losses. We are currently in the research and development stage and have only manufactured a prototype for our product. Delays or cost overruns in the development of our product and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design, and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Supply Chain and Logistics Risks
The availability of raw materials, transportation costs, and supply chain disruptions can all impact the ability to manufacture and distribute products or services, leading to lost revenue or increased costs. Products and services that are not available when customers need them can lead to lost sales and damage to the brand's reputation.

Quality and Safety of our Product and Service
The quality of a product or service can vary depending on the manufacturer or provider. Poor quality can result in customer dissatisfaction, returns, and lost revenue. Furthermore, products or services that are not safe can cause harm to customers and result in liability for the manufacturer or provider. Safety issues can arise from design flaws, manufacturing defects, or improper use.

You are trusting that management will make the best decision for the company
You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it may cease operating and result in a loss on your investment. Even if we sell all the SAFEs we are offering now, the Company may need to raise more funds in the future, and if unsuccessful in doing so, the Company will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the Company being worth less, if later investors have better terms than those in this offering.

The Simple Agreement for Future Equity has no rights to vote until the date of maturity
The SAFEs have no voting rights. This means you are trusting in management's discretion. You will also hold these non-voting securities as a minority holder. Therefore, you will have no say in the day-to-day operation of the Company and must trust the management of the Company to make good business decisions that grow your investment.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment
Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg. D or Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate.

Our new product could fail to achieve the sales projections we expect
Our growth projections are based on the assumption that with an increased advertising and marketing budget, our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales

and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

Intense Market Competition
The market in which the company operates may be highly competitive, with established players, emerging startups, and potential future entrants. The presence of competitors can impact the company's ability to attract and retain customers, gain market share, and generate sustainable revenue. Competitors with greater financial resources, brand recognition, or established customer bases may have a competitive advantage, making it challenging for the company to differentiate itself and achieve long-term success.

Vulnerability to Economic Conditions
Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate.

We have existing patents that we might not be able to protect properly
One of the Company's most valuable assets is its intellectual property. The Company owns trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

We have pending patent approvals that might be vulnerable
One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly

skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time
Our ability to sell our products is subject to various government regulations, including but not limited to, regulations related to the manufacturing, labeling, distribution, and sale of our products. Changes in these regulations, or the enactment of new regulations, could impact our ability to sell our products or increase our compliance costs. Furthermore, the regulatory landscape is subject to regular change, and we may face challenges in adapting to such changes, which could adversely affect our business, financial condition, or operating results. In addition to government regulations, we may also be subject to other laws and regulations related to our products, including intellectual property laws, data privacy laws, and consumer protection laws. Non-compliance with these laws and regulations could result in legal and financial liabilities, reputational damage, and regulatory fines and penalties. It is also possible that changes in public perception or cultural norms regarding our products may impact demand for our products, which could adversely affect our business and financial performance, which may adversely affect your investment.

We rely on third parties to provide services essential to the success of our business
Our business relies on a variety of third-party vendors and service providers, including but not limited to manufacturers, shippers, accountants, lawyers, public relations firms, advertisers, retailers, and distributors. Our ability to maintain high-quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may face risks related to cybersecurity and data protection. We rely on technology systems to operate our business and store and process sensitive data, including the personal information of our investors. Any significant disruption or breach of our technology systems, or those of our third-party service providers, could result in unauthorized access to our systems and data, and compromise the security and privacy of our investors. Moreover, we may be subject to cyber-attacks or other malicious activities, such as hacking, phishing, or malware attacks, that could result in theft, loss, or destruction of our data, disruption of our operations, or damage to our reputation. We may also face legal and regulatory consequences, including fines, penalties, or litigation, in the event of a data breach or cyber-attack. Any significant disruption or downtime of our platform, whether caused by cyber-attacks, system failures, or other factors, could harm our reputation, reduce the attractiveness of our platform, and result in a loss of investors and issuer companies. Moreover, disruptions in the services of our technology provider or other third-party service providers could adversely impact our business operations and financial condition. This would likely adversely impact the value of your investment.

Economic and market conditions
The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results.

Force majeure events
The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results.

Adverse publicity
The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results.

The Chief Executive Officer currently splits time between working for Bumbo and another company
Ryan Fernandez, the Company’s Chief Executive Officer, currently spends approximately 10 hours per week serving as CEO of BRH2 Plastics LLC and devotes the remainder of his working time to Bumbo. Ryan has stated that he does not run BRH2’s day-to-day operations and that he serves in a strategic CEO role. Even so, there is risk in investing in a company whose Chief Executive Officer is not devoting 100% of his working time to the Company, as competing time commitments could limit his availability to manage the Company’s operations, respond to unforeseen issues, and execute the Company’s growth plans.

The Company relies on an exclusive license for rights to use the Bumbo brand and certain related intellectual property

The Company's ability to market and sell products under the Bumbo brand in the United States depends on an exclusive trademark and intellectual property license from third parties. If this license is not renewed, is terminated, is amended in a manner adverse to the Company, or is otherwise disrupted, the Company may lose or have limited rights to use the Bumbo brand and related intellectual property, which could materially harm its business, financial condition, and operating results.

The operating agreement may be amended before SAFE conversion, which could affect converting investors' rights
Investors in the Crowdfunding SAFE will not be members of the Company unless and until their SAFE converts into Crowdfunding Units, and any converting investor will be required to execute a joinder to, and become bound by, the Company's operating agreement as amended from time to time. Because the operating agreement may be amended prior to any conversion, the membership rights and restrictions that apply to converting investors at the time of conversion could differ from those reflected in the operating agreement included as an exhibit to this Form C.

Ownership and Capital Structure; Rights of the Securities

Ownership
The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Member Name	Number of Securities Owned	Type of Security Owned	Percentage
REF Bumbo USA LLC (Ryan Fernandez, Majority Owner and Manager)	4,082,100	Membership Units	40.821%
Paul R. and Amy E. Gause Living Trust	2,416,700	Membership Units	24.167%

The Company's Securities

The Company has authorized Membership Units, and Crowdfunding SAFE Note.

Membership Units

The amount of security authorized is 10,000,000 with a total of 10,000,000 outstanding.

Voting Rights

One vote per unit.

Material Rights

Distribution Rights and Preferences:

Members receive distributions based on their Percentage Interest (Section 4.4(a))

Distributable Cash is distributed to Members based on their Percentage Interests

Upon dissolution, distributions are made to Members based on their Percentage Interests (Section 10.3(c))

Liquidation Rights and Preferences:

Upon liquidation, after payment of creditors and reserves, remaining assets distributed to Members based on Percentage Interests (Section 10.3)

Transfer Restrictions:

Right of First Refusal: Company has first right to purchase Units being transferred, followed by other Members (Section 7.2)

Company Option to Purchase: Company and Members have option to purchase Units upon certain triggering events including bankruptcy, divorce, or levy (Section 7.3)

All transfers require Manager consent for assignee to become Substituted Member (Section 7.4)

Crowdfunding SAFE Note

The security will convert into Crowdfunding units (as defined below) and the terms of the Crowdfunding SAFE Note are outlined below:

Amount outstanding: $0.00
Interest Rate: %
Discount Rate: 20.0%
Valuation Cap: $12,000,000.00
Conversion Trigger: $1,000,000 Equity Financing

Material Rights

Operating Agreement Joinder Upon Conversion. If and when a SAFE converts into Membership Units (or other equity interests), the converting investor will be required to execute a joinder to, and become bound by, the Company's operating agreement (as amended from time to time), and satisfy any applicable admission requirements set forth therein. Please see the Offering Memorandum's Exhibit F for the Company's First Amended & Restated Operating Agreement and Crowdfunding SAFE Subscription Agreement for further information.

(a) Equity Financing.

If an Equity Financing occurs before this instrument terminates in accordance with Sections 1(b) or 1(c), the Company shall notify the Investor of the closing of the Equity Financing and issue to the Investor a number of shares of the Crowdfunding Units equal to the quotient obtained by dividing (x) the Purchase Amount by (y) the applicable Conversion Price.

(b) Liquidity Event.

If a Liquidity Event occurs before this instrument terminates in accordance with Sections 1(a) or 1(c), the Investor will automatically be entitled to receive a portion of Proceeds, payable immediately prior to or concurrent with the consummation of such Liquidity Event, equal to the greater of:

(i) the Purchase Amount (the "Cash-Out Amount"), or

(ii) the amount payable on the number of shares of Common Units equal to the Purchase Amount divided by the Liquidity Price (the "Conversion Amount").

Additionally, if any of the Company's securityholders are given a choice regarding the form and amount of Proceeds to be received in a Liquidity Event, the Investor shall be provided the same choice, provided that the Investor may not choose to receive a form of consideration that the Investor would be ineligible to receive as a result of the Investor's failure to satisfy any requirement or limitation generally applicable to the Company's securityholders, or under any applicable laws.

Notwithstanding the foregoing, in connection with a Change of Control intended to qualify as a tax-free reorganization, the Company may reduce the cash portion of Proceeds payable to the Investor by the amount determined by its board of directors in good faith for such Change of Control to qualify as a tax-free reorganization for U.S. federal income tax purposes, provided that such reduction (A) does not reduce the total Proceeds payable to such Investor and (B) is applied in the same manner and on a pro rata basis to all securityholders who have equal priority to the Investor under Section 1(d).

(c) Dissolution Event. If there is a Dissolution Event before this instrument terminates in accordance with Sections 1(a) or 1(b), the Investor will automatically be entitled (subject to the liquidation priority set forth in Section 1(d) below) to receive a portion of Proceeds equal to the Cash-Out Amount, due and payable to the Investor immediately prior to the consummation of the Dissolution Event.

(d) Liquidation Priority. In a Liquidity Event or Dissolution Event, this Safe is intended to operate like standard non-participating Preferred Units. The Investor's right to receive its Cash-Out Amount is:

(i) Junior to payment of outstanding indebtedness and creditor claims, including contractual claims for payment and convertible promissory notes (to the extent such convertible promissory notes are not actually or notionally converted into Capital Units);

(ii) On par with payments for other Safes and/or Preferred Units, and if the applicable Proceeds are insufficient to permit full payments to the Investor and such other Safes and/or Preferred Units, the applicable Proceeds will be distributed pro rata to the Investor and such other Safes and/or Preferred Units in proportion to the full payments that would otherwise be due; and

(iii) Senior to payments for Common Units.

The Investor's right to receive its Conversion Amount is (A) on par with payments for Common Units and other Safes and/or Preferred Units who are also receiving Conversion Amounts or Proceeds on a similar as-converted to Common Units basis, and (B) junior to payments described in clauses (i) and (ii) above (in the latter case, to the extent such payments are Cash-Out Amounts or similar liquidation preferences).

(e) Termination. This instrument will automatically terminate (without relieving the Company of any obligations arising from a prior breach of or non-compliance with this instrument) upon the earlier to occur: (i) the issuance of Capital Units to the Investor pursuant to the automatic conversion of this Safe under Section 1(a) or 1(b); or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to Section 1(b) or 1(c).

Certain Definitions

"Capital Units" means the capital units of the Company, including, without limitation, Common Units and Preferred Units.

"Common Units" means common units of the Company.

"Conversion Price" means either: (i) the Safe Price or (ii) the Discount Price, whichever calculation results in the lower price per share and therefore will result in a greater number of shares of the Crowdfunding Units.

"Crowdfunding Units" shall mean the most senior class of equity securities issued by the Company in an Equity Financing, whether Common Units, Preferred Units, or another class of equity securities, on the same terms as new investors in such financing.

"Equity Financing" shall mean a bona fide transaction or series of transactions pursuant to which the Company sells its Equity Securities at a fixed valuation (including, but not limited to, a pre-money or post-money valuation), to one or more third parties following the date of this instrument from which the Company receives gross proceeds of not less than

$1,000,000.00 (excluding the conversion of any instruments convertible into or exercisable or exchangeable for Capital Units, such as Safes or convertible promissory notes) with the principal purpose of raising capital.

"Equity Securities" shall mean Common Units or Preferred Units or any securities convertible into, exchangeable for or conferring the right to purchase (with or without additional consideration) Common Units or Preferred Units, except in each case, (i) any security granted, issued and/or sold by the Company to any director, officer, employee, advisor or consultant of the Company in such capacity for the primary purpose of soliciting or retaining his, her or its services, (ii) any convertible promissory notes issued by the Company, and (iii) any Safes issued.

"Discount Price" means the lowest price per share of Crowdfunding Units sold in an Equity Financing (determined without taking into account any incentives or other discount) multiplied by the Discount Rate. For clarity, if the Company increases the share price during the Equity Financing, the original price will be the lowest price per share for this purpose; however, if a Company offers a discount to certain investors during the Equity Financing, such discount will not be included when determining the lowest price per share.

"Liquidity Event" means a Change of Control, a Direct Listing or an Initial Public Offering.

"Liquidity Price" means either (i) the price per share equal to the Post-Money Valuation Cap divided by the Liquidity Capitalization or (ii) the price per share equal to the fair market value of the Common Units at the time of the Liquidity Event, as determined by reference to the purchase price payable in connection with such Liquidity Event, multiplied by the Discount Rate, whichever calculation results in a lower price per share.

"Safe Price" means the price per share equal to the Post-Money Valuation Cap divided by the Fully Diluted Capitalization.

What it means to be a minority holder

As a SAFE noteholder of the Company, you will have no voting rights. Even upon conversion of the notes, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from an equity offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into equity. If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

We have NOT made any issuances of securities within the last three years.

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Revenue

Revenue for fiscal year 2023 was $7,764,059 compared to $7,841,723 in fiscal year 2024.

Revenue increased by $77,664 (approximately 1.0% growth) between the two periods. This modest growth reflects what management believes to be relatively stable performance in the infant seating products market. The Company continued to distribute through its primary retail channels including Target, Walmart, Amazon, and Baby List, while maintaining focus on its core product lines including the Floor Seat, New Floor Seat Plus, Multi Seat, Floor Seat Lite Combo, Changing Pad, and Step Stool. The slight increase suggests steady demand for Bumbo's established product portfolio in the non-cyclical baby products market.

Cost of Sales

Cost of Sales for fiscal year 2023 was $4,992,879 compared to $4,838,083 in fiscal year 2024.

Cost of Sales decreased by $154,796 (approximately 3.1% reduction) while revenue increased slightly. This improvement in cost efficiency indicates better cost management, potentially resulting from improved purchasing terms with suppliers, optimization of freight and duties, more favorable product mix, or operational efficiencies at the related manufacturing facility BRH2 in Mexico. The reduction in inventory from $1,135,826 to $760,578 also suggests improved inventory management which may have contributed to reduced carrying costs.

Gross Margins

Gross margins for fiscal year 2023 were $2,771,180 compared to $3,003,640 in fiscal year 2024.

Gross margins increased by $232,460 (approximately 8.4% improvement), representing a gross margin percentage improvement from 35.7% in 2023 to 38.3% in 2024. This significant improvement was driven by the combination of modest revenue growth and more importantly, the substantial reduction in cost of sales. The improved gross margin indicates enhanced operational efficiency and better cost controls, which strengthens the Company's financial position despite ongoing liquidity challenges noted in the going concern disclosure.

Expenses

Expenses for fiscal year 2023 were $1,430,729 compared to $1,619,529 in fiscal year 2024.

Operating expenses increased by $188,800 (approximately 13.2%). This increase was primarily driven by General and Administrative expenses, which rose from $1,430,619 in 2023 to $1,618,706 in 2024—an increase of $188,087. The substantial rise in G&A expenses offset some of the gross margin improvements, though the Company still achieved higher net income. The increase may reflect costs associated with managing the complex debt structure, regulatory compliance, professional fees for financial statement preparation and review, or expanded administrative capabilities to support operations. Selling and Marketing expenses remained minimal at $823 in 2024 compared to $110 in 2023, indicating the Company relies heavily on its established retail distribution channels rather than direct marketing expenditures.

Historical results and cash flows:

The Company is currently in the growth stage and is revenue generating. We are of the opinion that historical cash flows will be indicative of the revenue and cash flows expected for the future because the Company has established a business model with profitability and stable relationships with major national retailers (Target, Walmart, Amazon).

Past cash was primarily generated through sales to major retail partners and direct-to-consumer channels, supplemented by shareholder loans.

Our goal is to expand market penetration through new product introductions (Floor Seat Lite and enhanced Changing Pad), increase direct-to-consumer sales, and reduce debt service costs through strategic refinancing.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of September 2025, the Company has capital resources available in the form of a line of credit for approximately $997,448 of available credit (under a $1,900,000 facility) from First Interstate Bank (formerly Great Western Bank), shareholder loans totaling approximately $2,410,646 (including notes from RJF Group, Paul Gause, Marcus Moreno, Nelson Cruz, Hector Placencia Consulting, and K Fernandez), and approximately $162,252 cash on hand. The Company also maintains an intercompany receivable of approximately $2,212,796 from 2 Dogs Distribution (a related entity).

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are not critical to our company operations. We have other funds and capital resources available in addition to the funds from this Regulation Crowdfunding campaign. The Company is currently profitable and cash flow positive, having generated $211K in net income on $4.2M in revenue through August 2025.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are not necessary to the viability of the Company. The Company is currently profitable and generating positive cash flow from operations. However, these funds will accelerate growth initiatives and reduce interest expense from existing debt. Of the total funds available to the Company, approximately 20% will be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal of $1.2M.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount, we anticipate the Company will be able to operate indefinitely as the Company is currently profitable and generating positive operating cash flow. Based on 2025 performance through August, the Company generates average monthly revenue of approximately $528K with average monthly operating expenses of approximately $164K, resulting in positive monthly cash flow before debt service.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount, we anticipate the Company will be able to operate indefinitely with improved cash position. The additional capital will be used to reduce high-interest debt (currently bearing interest at 12-15%), fund inventory for new product launches (Floor Seat Lite and enhanced Changing Pad), and invest in direct-to-consumer marketing. Based on projected reduction in monthly interest expense (currently averaging $27,566/month) and increased revenue from new products, we expect improved monthly cash generation of approximately $50K-$75K.

These estimates are forward-looking and based on management's current assumptions. Actual results may differ materially and are not guaranteed.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has not contemplated additional future sources of capital beyond this Regulation Crowdfunding offering. The Company has access to its existing lines of credit with Great Western Bank and maintains positive relationships with current shareholders who have provided loans. However, the primary objective of this offering is to reduce reliance on high-interest debt financing and transition to equity-based capitalization. The Company is not conducting any concurrent offerings at this time.

Indebtedness

- Creditor: Great Western Bank - Line of Credit 1
  Amount Owed: $1,320,391.00
  Interest Rate: 2.7%
  Secured by substantially all Company assets; subject to customary financial and non-financial covenants. Interest rate is 2.7 basis points per day, plus 0.87% factoring fee. Revolving maturity date (up to $1,900,000 facility).

- Creditor: Great Western Bank - Line of Credit 2
  Amount Owed: $112,645.00

Interest Rate: 8.5%
Secured by substantially all Company assets; subject to customary financial and non-financial covenants. Interest Rate is Prime Rate + 1.00% (variable). Revolving maturity (up to $500,000 facility).

- Creditor: RJF Group LLC
  Amount Owed: $750,000.00
  Interest Rate: 8.0%
  Maturity Date: February 01, 2027
  Unsecured promissory note; current portion: $0; non-current: $750,000

- Creditor: Paul Gause
  Amount Owed: $300,000.00
  Interest Rate: 15.0%
  Maturity Date: July 05, 2027
  Unsecured promissory note; current portion: $0; non-current: $300,000

- Creditor: RJF Group LLC
  Amount Owed: $500,000.00
  Interest Rate: 15.0%
  Maturity Date: April 29, 2025
  Unsecured promissory note; current portion: $500,000; non-current: $0

- Creditor: Marcus Moreno
  Amount Owed: $100,000.00
  Interest Rate: 15.0%
  Maturity Date: January 11, 2025
  Unsecured promissory note; current portion: $100,000; non-current: $0

- Creditor: Paul Gause
  Amount Owed: $500,000.00
  Interest Rate: 12.0%
  Maturity Date: July 07, 2025
  Unsecured promissory note; current portion: $500,000; non-current: $0

- Creditor: Marcus Mareno
  Amount Owed: $77,000.00
  Interest Rate: 15.0%
  Maturity Date: November 02, 2025
  Unsecured promissory note; current portion: $77,000; non-current: $0

- Creditor: Revenued LLC
  Amount Owed: $200,598.20
  Interest Rate: 0.0%
  Weekly payment frequency under Master Revenue Purchase Agreement (executed 2025, originally entered February 13, 2024). Maximum transaction amount: $255,000; maximum purchased amount: $323,850; payments are made as a percentage of receipts via weekly ACH, and the Company grants Revenued a security interest in certain assets/receivables under the agreement. Outstanding balance shown in the Revenued portal as of 12/9/2025.

- Creditor: Hector Placencia (Member - 16.0% owner)
  Amount Owed: $75,000.00
  Interest Rate: 12.0%
  Maturity Date: January 01, 2026
  Unsecured promissory note; current portion: $0; non-current: $75,000

- Creditor: Kirk Fernandez (Related party)
  Amount Owed: $300,000.00
  Interest Rate: 0.0%
  Non-interest-bearing; unsecured; current portion: $300,000; non-current: $0

- Creditor: Nelson Cruz, Maple Tree Capital LLC (Member - 6.0% owner)
  Amount Owed: $100,000.00
  Interest Rate: 15.0%
  Maturity Date: January 09, 2027
  Unsecured promissory note; current portion: $100,000; non-current: $0

- Creditor: Hector Placencia (Member - 16.0% owner)
  Amount Owed: $100,000.00
  Interest Rate: 15.0%
  Maturity Date: March 28, 2028
  Unsecured promissory note; current portion: $100,000; non-current: $0

- Creditor: Hector Placencia (Member - 16.0% owner)
  Amount Owed: $50,000.00
  Interest Rate: 15.0%
  Maturity Date: December 05, 2027
  Unsecured promissory note; current portion: $50,000; non-current: $0

Related Party Transactions

- Name of Person: Ryan J. Fernandez
  Relationship to Company: Member and Manager (46.0% ownership); holds ownership interest in BRH2 manufacturing facility
  Nature / amount of interest in the transaction: The Company purchases products and manufacturing services from BRH2, a related manufacturing facility located in Mexico. Transaction amounts not separately disclosed in financial statements.
  Material Terms: Transactions conducted in ordinary course of business at terms management believes approximate arm's-length; BRH2 provides manufacturing services for Bumbo's infant seating products

- Name of Person: Hector Placencia
  Relationship to Company: Member (16.0% ownership); holds ownership interest in BRH2 manufacturing facility
  Nature / amount of interest in the transaction: The Company purchases products and manufacturing services from BRH2. Additionally, Hector Placencia has extended multiple loans to the Company totaling $225,000 as of December 31, 2024.
  Material Terms: Manufacturing transactions at arm's-length terms; loans: $75,000 at 12% due May 2026; $100,000 at 15% due March 2025; $50,000 at 15% matured December 2024; all unsecured

- Name of Person: Kirk Fernandez
  Relationship to Company: Related party (relationship to members not specified)
  Nature / amount of interest in the transaction: Non-interest-bearing loan to the Company of $300,000 (reduced from $500,000 in 2023)
  Material Terms: No stated maturity date; non-interest-bearing; unsecured; classified as current liability

- Name of Person: Nelson Cruz (Maple Tree Capital LLC)
  Relationship to Company: Member (6.0% ownership)
  Nature / amount of interest in the transaction: Loan to the Company of $100,000
  Material Terms: 15% interest rate; maturity January 9, 2027; unsecured

- Name of Person: Richard Drapkin
  Relationship to Company: Member (16.0% ownership)
  Nature / amount of interest in the transaction: Ownership participation in Company distributions and governance
  Material Terms: Receives distributions proportionate to 16.0% ownership interest

- Name of Person: Andrew Douglas
  Relationship to Company: Member (16.0% ownership)
  Nature / amount of interest in the transaction: Ownership participation in Company distributions and governance
  Material Terms: Receives distributions proportionate to 16.0% ownership interest

- Name of Entity: 2 Dogs Distribution LLC
  Names of 20% owners: Wholly owned by 4 Horsemen Holdings LLC
  Relationship to Company: Related party under common control (both entities wholly owned by 4 Horsemen Holdings LLC)
  Nature / amount of interest in the transaction: Due from related party balance of $2,199,220 as of December 31, 2024 (compared to $2,069,039 in 2023)
  Material Terms: Represents pass-through transactions between entities; non-interest-bearing; unsecured; due on demand; no formal loan agreement

- Name of Entity: 4 Horsemen Holdings LLC

Names of 20% owners: Ryan Fernandez (46% indirect), Richard Drapkin, Andrew Douglas, Hector Placencia, Nelson Cruz (remaining ownership percentages not disclosed but collectively 54%)
Relationship to Company: 100% parent owner of Bumbo Distribution USA, LLC
Nature / amount of interest in the transaction: Due to related party balance of $220,844 as of December 31, 2024 (compared to $492,479 in 2023)
Material Terms: 4 Horsemen Holdings LLC does not maintain separate bank accounts; funding, payments, and investments made on its behalf are processed through the Company's accounts; non-interest-bearing; unsecured; due on demand; no formal repayment agreement

- Name of Entity: BRH2 (Mexico manufacturing facility)
  Names of 20% owners: Ryan J. Fernandez and Hector Placencia hold ownership interests (specific percentages not disclosed)
  Relationship to Company: Related party manufacturing supplier
  Nature / amount of interest in the transaction: The Company purchases products and manufacturing services from BRH2; specific transaction amounts not separately disclosed in the financial statements
  Material Terms: Transactions conducted in ordinary course of business at terms management believes approximate arm's-length pricing

Valuation

Valuation Cap: $12,000,000.00

Valuation Cap Details: The valuation cap (and any applicable discount) included in this security is used solely for purposes of determining the price per share upon conversion into equity in the future. It does not represent the Company's current valuation or fair market value. The valuation cap was determined internally by the Company without a formal third-party valuation or appraisal. Any calculation of the valuation cap assumes a fully diluted capitalization of the Company at the time of conversion.

Use of Proceeds

If we raise the Target Offering Amount of $20,000.00 we plan to use these proceeds as follows:

- StartEngine Platform Fees
  7.5%

- Inventory & Working Capital
  32.5%
  Fund inventory purchases from Mexico and China manufacturing facilities to support retail orders from Target, Walmart, and Amazon. This includes the Floor Seat Lite ($39.99), Floor Seat+ ($59.99), Multi Seat ($69.99), and Changing Pad ($89.99) product lines. Working capital will ensure adequate stock levels to meet demand from major retailers and support the Q3 2025 recovery momentum.

- Marketing & Retail Expansion
  30.0%
  Support retail partnership growth and brand awareness initiatives. This includes merchandising support for additional facings at Target and Walmart, launch support for the Floor Seat Lite expansion at retail, promotional activities to drive consumer demand, and potential investment in direct-to-consumer e-commerce platform development to capture higher-margin online sales.

- Product Development & Innovation
  30.0%
  Fund new product development including the Changing Pad+ opportunity and other line extensions within the baby products category. Investment will support design, prototyping, safety testing, and regulatory compliance for new SKUs that leverage Bumbo's strong brand equity and established retail distribution channels. This also includes optimizing the good/better/best product lineup to capture different consumer segments.

If we raise the over allotment amount of $1,235,000.00, we plan to use these proceeds as follows:

- StartEngine Platform Fees
  7.5%

- Inventory & Working Capital
  32.5%
  Fund inventory purchases from Mexico and China manufacturing facilities to support retail orders from Target, Walmart, and Amazon. This includes the Floor Seat Lite ($39.99), Floor Seat+ ($59.99), Multi Seat ($69.99), and Changing Pad ($89.99) product lines. Working capital will ensure adequate stock levels to meet demand from major

retailers and support the Q3 2025 recovery momentum.

- Marketing & Retail Expansion
  30.0%
  Support retail partnership growth and brand awareness initiatives. This includes merchandising support for additional facings at Target and Walmart, launch support for the Floor Seat Lite expansion at retail, promotional activities to drive consumer demand, and potential investment in direct-to-consumer e-commerce platform development to capture higher-margin online sales.
- Product Development & Innovation
  30.0%
  Fund new product development including the Changing Pad+ opportunity and other line extensions within the baby products category. Investment will support design, prototyping, safety testing, and regulatory compliance for new SKUs that leverage Bumbo's strong brand equity and established retail distribution channels. This also includes optimizing the good/better/best product lineup to capture different consumer segments.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://www.bumbo.com/ (https://www.bumbo.com/investors).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/bumbo

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW OR AUDIT (AS APPLICABLE) FOR Bumbo Distribution USA, LLC

[See attached]

BUMBO DISTRIBUTION USA, LLC

FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023

(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

SET APART AC

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To the Board of Directors of
Bumbo Distribution USA, LLC
Casper, Wyoming

We have reviewed the accompanying financial statements of Bumbo Distribution USA, LLC (the "Company"), which comprises the balance sheets as of December 31, 2024, and December 31, 2023, and the related statements of operations, statement of changes in members' deficit, and cash flows for the year ending December 31, 2024, and December 31, 2023, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.

Accountant's Conclusion

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 12, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart Accountancy Corp.

November 4, 2025
Los Angeles, California

BUMBO DISTRIBUTION USA, LLC
BALANCE SHEETS
(UNAUDITED)

As of December 31,		**2024**		**2023**
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash	$	349,310	$	472,469
Accounts Receivable		1,251,730		1,314,014
Inventory		760,578		1,135,826
Due From Related Parties		2,199,220		2,069,039
Prepaids and Other Current Assets		85,998		50,113
Total Current Assets		**4,646,835**		**5,041,461**
Property and Equipment, net		-		17,024
Total Assets	**$**	**4,646,835**	**$**	**5,058,486**
LIABILITIES AND MEMBERS' EQUITY/DEFICIT				
Current Liabilities:				
Accounts Payable	$	926,160	$	1,012,731
Credit Cards		6,279		1,783
Current Portion of Loans and Notes		1,177,000		1,487,978
Line of Credit		1,433,037		1,577,807
Due To Related Parties		220,844		492,479
Current Portion of Related Party Loans		550,000		550,000
Other Current Liabilities		177,328		76,827
Total Current Liabilities		**4,490,648**		**5,199,604**
Loans and Promissory Notes, net of current portion		1,136,158		1,327,000
Related Party Loans, net of current portion		75,000		275,000
Total Liabilities		**5,701,806**		**6,801,604**
MEMBERS' DEFICIT				
Members' Deficit		(1,054,971)		(1,743,119)
Total Members' Deficit		**(1,054,971)**		**(1,743,119)**
Total Liabilities and Members' Deficit	**$**	**4,646,835**	**$**	**5,058,486**

See accompanying notes to financial statements.

BUMBO DISTRIBUTION USA, LLC
STATEMENTS OF OPERATIONS
(UNAUDITED)

For the Year Ended December 31,	2024	2023
(USD $ in Dollars)		
Net Revenue	$ 7,841,723	$ 7,764,059
Cost of Goods Sold	4,838,083	4,992,879
Gross Profit	**3,003,640**	**2,771,180**
Operating Expenses		
General and Administrative	1,618,706	1,430,619
Selling and Marketing	823	110
Total Operating Expenses	**1,619,529**	**1,430,729**
Operating Income	**1,384,111**	**1,340,451**
Interest Expense	537,249	605,959
Other Loss/(Income)	671	82,651
Income Before Provision for Income Taxes	**846,191**	**651,841**
Provision for Income Taxes	108,151	5,700
Net Income	**$ 738,040**	**$ 646,141**

See accompanying notes to financial statements.

(in , $US)		Members' Equity
Balance—December 31, 2022	**$**	**(2,389,260)**
Net Income		646,141
Balance—December 31, 2023	**$**	**(1,743,119)**
Members' Distribution		(49,893)
Net Income		738,040
Balance—December 31, 2024	**$**	**(1,054,971)**

See accompanying notes to financial statements.

BUMBO DISTRIBUTION USA, LLC
STATEMENTS OF CASH FLOWS
(UNAUDITED)

For the Year Ended December 31,	2024	2023
(USD $ in Dollars)		
CASH FLOW FROM OPERATING ACTIVITIES		
Net Income	$ 738,040	$ 646,141
Adjustments to Reconcile Net Income to Net Cash Provided by / Used in Operating Activities		
Depreciation of Property	17,024	17,024
Changes in Operating Assets and Liabilities:		
Accounts Receivable	62,284	(510,196)
Inventory	375,248	(473,423)
Prepaids and Other Current Assets	(35,884)	40,238
Due From Related Parties	(130,181)	(154,017)
Due To Related Parties	(271,634)	492,479
Accounts Payable	(86,572)	(577,985)
Credit Cards	4,496	(16,345)
Other Current Liabilities	100,501	(10,606)
Net Cash Provided/Used in Operating Activities	**773,323**	**(546,690)**
CASH FLOW FROM INVESTING ACTIVITIES		
Purchases of Property and Equipment	-	(34,048)
Net Cash Used in Investing Activities	**-**	**(34,048)**
CASH FLOW FROM FINANCING ACTIVITIES		
Members' Distribution	(49,893)	
Line of Credit	(144,771)	422,401
Proceeds from Related Party Loans	-	275,000
Repayments of Related Party Loans	(200,000)	-
Proceeds from Promissory Notes and Loans	-	827,000
Repayments of Promissory Notes and Loans	(501,819)	(704,377)
Net Cash Provided/Used in Financing Activities	**(896,483)**	**820,025**
Change in Cash	**(123,160)**	**239,287**
Cash —Beginning of The Year	472,469	233,182
Cash—End of The Year	**$ 349,309**	**$ 472,469**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash Paid During the Year for Interest	$ 537,249	$ 605,959
Cash Paid During the Year for Income Taxes	$ 20,120	$ 5,700

See accompanying notes to financial statement

1. NATURE OF OPERATION

Bumbo Distribution USA, LLC was incorporated on March 13, 2016, in the state of Delaware. The financial statements of Bumbo Distribution USA, LLC (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Casper, Wyoming.

Bumbo Distribution USA, LLC specializes in infant seating solutions, with its signature Floor Seat, New Floor Seat Plus, and Multi Seat products serving families with babies learning to sit. Bumbo distributes through Target, Walmart, Amazon, and Baby List while pursuing direct-to-consumer opportunities in the stable, non-cyclical baby products market. Other products include the Floor Seat Lite Combo, the Changing Pad, and Step Stool.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The summary of significant accounting policies is presented to assist in understanding the Company's financial statements. The accounting policies conform to accounting principles generally accepted in the United States of America ("GAAP" and "US GAAP").

Basis of Presentation
The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with US GAAP and the Company has adopted the calendar year as its basis of reporting.

Use of Estimates
The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash & Cash Equivalents
Cash and cash equivalents include all cash in banks, cash on hand and all highly liquid investments with original maturities of three months or less at the time of purchase. As of December 31, 2024 and 2023, the Company's cash & cash equivalents exceeded FDIC insured limits by $4,202 and $175,612, respectively.

Concentration of Credit Risk
The Company is subject to concentrations of credit risks primarily from cash, cash equivalents, and accounts receivable. At various times during the years, the Company may have bank deposits in excess of Federal Deposit Insurance Corporation insurance limits. Management believes any credit risk is low due to the overall financial strength of the financial institutions. Accounts receivable consist of uncollateralized receivables from customers/clients primarily located throughout the United States of America.

Accounts Receivable
Accounts receivable are stated at the amount expected to be collected, net of any allowance for expected credit losses. The Company adopted ASU 2016-13, Financial Instruments – Credit Losses (ASC 326), effective January 1, 2023, using the modified retrospective approach. The adoption did not have a material impact on the Company's financial statements.

The Company's customers primarily include large retailers and online platforms such as Walmart, Target, Spreetail, and Babylist, which are subject to standard trade credit terms ranging from Net 15 to Net 80 days. A smaller portion of the Company's sales are to individual consumers and independent retailers, which are generally prepaid at the time of purchase through the Company's website or other channels.

Accounts receivable are therefore comprised mainly of balances due from major retail partners under contractual payment terms and, to a lesser extent, short-term timing differences with payment processors related to direct consumer transactions.

As of December 31, 2024 and 2023, the Company recorded an allowance for expected credit losses of $2,496 and $0, respectively, based on its evaluation of historical collection experience, the aging of receivables, and current economic conditions.

Inventories
Inventories are valued at the lower of cost and net realizable value. Inventories include costs for ingredients and finished goods which are determined using a FIFO (first-in-first-out) method.

Property and Equipment
Property and equipment are stated at cost. Expenditures for additions, major renewals and betterments are capitalized, and expenditures for maintenance and repairs are charged against income as incurred. When property and equipment are retired or otherwise disposed of, the related cost and accumulated depreciation are removed from the accounts, and any resulting gain or loss is reflected in statements of operations.

Depreciation and amortization of property and equipment are computed using the straight-line method over the estimated useful lives of the respective assets. Leasehold improvements are amortized on a straight-line basis over either the useful life of the improvement or the remainder of the related lease term, whichever is shorter.

Estimated useful lives for property and equipment are as follows:

Category	Useful Life
Tools	3 years

Impairment of Long-Lived Assets
Long-lived assets, including property and equipment and intangible assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. An impairment loss is recorded in the period in which it is determined that the carrying amount is not recoverable. The determination of recoverability is made based on an estimate of undiscounted future cash flows resulting from the use of the asset and its eventual disposition. The measurement of the impairment for long-lived assets is based on the asset's estimated fair value. No such impairment was recorded for the year ended December 31, 2024 and 2023.

Revenue Recognition
The Company recognizes revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled to in exchange for those goods or services. In determining when and how revenue is to be recognized from contracts with customers, the Company performs the following five step analysis laid under Accounting Standard Codification ("ASC") 606, *Revenue from Contracts with Customers*: (1) identification of contract with customers, (2) determination of performance obligations, (3) measurement of the transaction price, (4) allocation of transaction price to the performance obligations, and (5) recognition of revenue when or as the company satisfies each performance obligation.

Revenue is recognized at the point in time when control of the goods is transferred to the customer, which typically occurs at the following times:

- In-store Sales: Revenue is recognized at point-in-time when customer takes possession of the goods.
- Online Sales: Revenue is recognized at point-in-time when the goods are delivered to the customer.
- Wholesale Transactions: Revenue is recognized at point-in-time when the goods are shipped or delivered to the wholesale customer.

Revenue is primarily generated from the sale of infant seating products and related items through retail partners and direct-to-consumer channels and is recognized when control of the products transfers to the customer.

Cost of Goods Sold
Cost of goods sold comprises product costs, packaging, freight, duties, discounts and allowances, and other related overheads.

Research and Development Costs
Costs incurred in research and development of the Company's product are expensed as incurred.

Income Taxes
The Company is taxed as a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Fair Value of Financial Instruments
The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1 — Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2 — Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3 — Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Advertising & Promotional Costs
Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2024, and December 31, 2023, amounted to $823 and $110, which is included in sales and marketing expenses.

Promissory Notes and Term Loans
Promissory notes and term loans are initially recognized at the principal amount received, net of any debt issuance costs. Interest expense is recognized using the effective interest method. The Company evaluates debt for modifications or extinguishments and derecognizes the liability when legally released from the obligation.

Related Party Transactions
The Company may engage in financing arrangements with related parties, including significant shareholders or entities under common control. These transactions are reviewed and approved by management to ensure they are conducted at arm's length or under terms considered reasonable given the related party relationship and the Company's financing needs.

Loans from related parties are recognized as liabilities when cash is received or the obligation is incurred. These loans may be interest-free and may not have stated repayment terms. In such cases, if no fixed repayment schedule exists and there is no expectation or contractual requirement to repay the loan within the next twelve months, the loan is classified as a noncurrent liability in the balance sheet. If repayment is expected within twelve months or callable by the lender on demand, the loan is classified as a current liability.

Loans to related parties are recognized as assets when the Company advances funds or records receivables under non-cash transactions. Such loans are assessed for collectability on a periodic basis and are classified as current or noncurrent assets depending on the repayment terms and expected timing of collection.

Subsequent Events
The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through the date the financial statements were issued.

3. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Prepaid and other current assets consist of the following:

As of December 31,	2024	2023
Prepaid Expenses - Insurance	$ 37,556	$ 37,547
Prepaid Import	48,441	12,566
Total Prepaids and Other Current Assets	**$ 85,998**	**$ 50,113**

Other current liabilities consist of the following:

As of December 31,	2024	2023
Sales Tax Liability	$ 159	$ 159
Commission Liability	30,183	17,411
Royalty Liability	58,956	59,257
Federal Income Taxes Payable	88,031	-
Total Other Current Liabilities	**$ 177,328**	**$ 76,827**

4. INVENTORY

Inventory consists of the following:

As of December 31,	2024	2023
Finished Goods	$ 599,717	$ 1,002,453
Work-In-Process	160,860	133,373
Total Inventory	**$ 760,578**	**$ 1,135,826**

5. PROPERTY AND EQUIPMENT

Property and equipment consist of the following:

As of December 31,	2024	2023
Tools	$ 285,079	$ 285,080
Property and Equipment, at cost	**285,079**	**285,080**
Accumulated Depreciation	(285,079)	(268,056)
Property and Equipment, net	**$ -**	**$ 17,024**

Depreciation expense for the years ended December 31, 2024 and 2023 was $17,024 and $17,024, respectively.

6. LINE OF CREDIT

The Company maintains two revolving lines of credit with Great Western Bank.

The first line of credit provides for borrowings up to $1,900,000. Interest on the outstanding balance is calculated at a rate of 2.7 basis points per day, plus an additional charge of 0.87% applied at the time of factoring. As of December 31, 2024 and 2023, the outstanding balances under this facility were $1,320,391 and $1,335,687, respectively.

The second line of credit provides for borrowings up to $500,000. Interest on the outstanding balance is variable and based on the Prime Rate as published in The Wall Street Journal (the "Index"), plus a margin of 1.00%. The interest rate is subject to change in accordance with movements in the Index. As of December 31, 2024 and 2023, the outstanding balances under this facility were $112,645 and $242,121, respectively.

Both lines of credit are secured by substantially all of the Company's assets and are subject to customary financial and non-financial covenants.

7. DEBT

Promissory Notes and Loans

The Company had outstanding term loans/ notes payables with varying maturities. Details of loans outstanding are as follows:

					As of December 31, 2024			As of December 31, 2023		
Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	Current Portion	Non-Current Portion	Total Indebtedness	Current Portion	Non-Current Portion	Total Indebtedness
RJF Group LLC - Promissory Note	$ 750,000	8.00%	02/01/2019	02/01/2027	$ -	$ 750,000	$ 750,000	$ 750,000	$ -	$ 750,000
Jonibach - Note Payable	$ 1,650,000	7.75%	04/30/2020	03/30/2024	$ -	$ -	$ -	$ 195,175	$ -	$ 195,175
RJF Group LLC - Promissory Note	$ 200,000	15.00%	06/21/2022	06/21/2027	$ -	$ 86,158	$ 86,158	$ 192,803	$ -	$ 192,803
Paul Gause - Promissory Note	$ 300,000	15.00%	07/05/2022	07/05/2027	$ -	$ 300,000	$ 300,000	$ 300,000	$ -	$ 300,000
RJF Group LLC - Promissory Note	$ 500,000	15.00%	08/08/2022	04/29/2025	$ 500,000	$ -	$ 500,000	$ -	$ 500,000	$ 500,000
RJF Group LLC - Promissory Note	$ 50,000	15.00%	12/05/2022	12/05/2024	$ -	$ -	$ -	$ 50,000	$ -	$ 50,000
Marcus Moreno - Promissory Note	$ 100,000	15.00%	01/11/2023	01/11/2025	$ 100,000	$ -	$ 100,000	$ -	$ 100,000	$ 100,000
Jonathan Davis - Promissory Note	$ 150,000	12.00%	05/01/2023	05/01/2025	$ -	$ -	$ -	$ -	$ 150,000	$ 150,000
Paul Gause - Promissory Note	$ 500,000	12.00%	07/07/2023	07/07/2025	$ 500,000	$ -	$ 500,000	$ -	$ 500,000	$ 500,000
Marcus Moreno - Promissory Note	$ 77,000	15.00%	11/02/2023	11/02/2025	$ 77,000	$ -	$ 77,000	$ -	$ 77,000	$ 77,000
Total					**$ 1,177,000**	**$ 1,136,158**	**$ 2,313,158**	**$ 1,487,978**	**$ 1,327,000**	**$ 2,814,978**

The summary of the future maturities is as follows:

As of Year Ended December 31,	2024
2025	$ 1,177,000
2026	1,136,158
2027	-
2028	-
2029	-
Thereafter	-
Total	**$ 2,313,158**

Related Party Loans

During the years presented, the Company borrowed money from the owners. The details of the loans from the owners are as follows:

					As of December 31, 2024			As of December 31, 2023		
Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	Current Portion	Non-Current Portion	Total Indebtedness	Current Portion	Non-Current Portion	Total Indebtedness
Hector Placencia - Promissory Note	$ 50,000	15.00%	12/05/2022	12/05/2024	$ 50,000	$ -	$ 50,000	$ 50,000	$ -	$ 50,000
Kirk Fernandez - Promissory Note	$ 500,000	0.00%	fiscal 2021	no maturity	$ 300,000	$ -	$ 300,000	$ 500,000	$ -	$ 500,000
Nelson Cruz - Promissory Note	$ 100,000	15.00%	01/11/2023	01/11/2025	$ 100,000	$ -	$ 100,000	$ -	$ 100,000	$ 100,000
Hector Placencia - Promissory Note	$ 100,000	15.00%	03/28/2023	03/28/2025	$ 100,000	$ -	$ 100,000	$ -	$ 100,000	$ 100,000
Hector Placencia - Promissory Note	$ 75,000	12.00%	05/01/2023	05/01/2026	$ -	$ 75,000	$ 75,000	$ -	$ 75,000	$ 75,000
Total					**$ 550,000**	**$ 75,000**	**$ 625,000**	**$ 550,000**	**$ 275,000**	**$ 825,000**

The summary of the future maturities is as follows:

As of Year Ended December 31,	2024
2025	$ 550,000
2026	75,000
2027	-
2028	-
2029	-
Thereafter	-
Total	**$ 625,000**

8. EQUITY AND CAPITALIZATION

The following table summarizes the units outstanding as of December 31, 2024:

As of Year Ended December 31, 2024

Member's name	Ownership percentage
Ryan Fernandez	46.0%
Richard Drapkin	16.0%
Andrew Douglas	16.0%
Hector Placencia	16.0%
Nelson Cruz, Maple Tree Capital LLC	6.0%
TOTAL	**100.0%**

The Company is governed and managed pursuant to the terms of its Operating Agreement. Unlike a cooperative structure, management authority is vested primarily in a designated Manager, rather than collectively in all

Members. The Manager holds broad powers to direct and control the business and affairs of the Company, subject to certain actions that require Member approval. Members participate in governance matters only to the extent specifically reserved to them under the Operating Agreement, including approving major transactions, amendments, or dissolution.

All ownership interests are represented by Membership Interests, which entitle holders to share in profits, losses, and distributions in proportion to their Participating Percentages as listed in Table above. There are no separate classes of membership; each Member's voting power corresponds to their ownership percentage rather than "one member, one vote."

The Company's day-to-day operations are managed by the Manager, who may employ accountants, attorneys, or other agents to assist in running the business. Certain extraordinary decisions—such as the sale of all assets, large borrowings, or amendments to the Agreement—require the consent of a majority or, in some cases, unanimous approval of the Members.

Profit distributions are made at the discretion of the Manager and are based on available cash flow ("Net Cash"). Distributions are generally allocated in accordance with each Member's Capital Account balance, which reflects their respective economic interest and ownership percentage.

Liquidity and withdrawal rights are strictly limited. Members may not withdraw capital or transfer their Membership Interests without the unanimous consent of all Members, except in limited cases such as dissolution. No Member is entitled to the return of capital contributions except as specifically provided in the Agreement or required by law. Upon dissolution, available assets are distributed first to creditors, then to Members in proportion to their positive Capital Account balances and ownership percentages.

9. INCOME TAXES

The Company is a limited liability company that has elected to be taxed as a C-Corporation for U.S. federal and state income tax purposes. Accordingly, the accompanying financial statements include a provision for income taxes in accordance with ASC 740, Income Taxes.

Provision for income taxes. The components of the provision for income taxes for the years ended December 31, 2024 and 2023 are:

For the Year Ended December 31,	2024	2023
Current Federal Income Tax	$ 108,151	$ 20,111
State Income Tax	-	-
Deferred Income Tax (Provision) Benefit	-	-
Total Provision For Income Taxes	**$ 108,151**	**$ 20,111**

As of December 31, 2024, the Company had a federal net operating loss ("NOL") carryforward of approximately $331,508 (2023 – $541,190). Under current U.S. tax law, federal NOLs generated after 2017 do not expire and are subject to an 80% limitation on taxable income

As of December 31,	2024	2023
Deferred Tax Asset – NOL Carryforwards	$ 69,617	$ 113,650
Deferred Tax Asset – Other Temporary Differences	-	-
Less: Valuation Allowance	-	-
Net Deferred Tax Assets (Liabilities)	**$ 69,617**	**$ 113,650**

Based on management's evaluation of available positive and negative evidence—including sustained profitability in recent periods and expectations of future taxable income—management believes it is more likely than not that the deferred tax assets will be realized. Accordingly, no valuation allowance has been recorded as of December 31, 2024 and 2023.

The Company files U.S. federal and various state income tax returns. The Company's 2021 through 2024 tax years remain open to examination by the Internal Revenue Service and applicable state tax authorities.

10. CONTINGENCIES AND COMMITMENTS

Contingencies

The Company's operations are subject to a variety of local, state, and federal regulations. Failure to comply with these requirements may result in fines, penalties, restrictions on operations, or losses of permits, which will have an adverse impact on the Company's operations and might result in an outflow of economic resources.

Litigation and Claims

From time to time, the Company may be involved in or exposed to litigation arising from operations in the normal course of business. As of December 31, 2024, and December 31, 2023, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

11. RELATED PARTY TRANSACTIONS

As of December 31, 2024 and 2023, the Company had balances of $2,199,220 and $2,069,039, respectively, due from 2 Dogs Distribution LLC. This account represents pass-through transactions between 2 Dogs Distribution LLC and Bumbo Distribution USA LLC. Both entities are wholly owned by 4 Horsemen Holdings LLC and are therefore considered related parties. The amounts are non-interest-bearing, unsecured, and due on demand. No formal loan agreement exists.

As of December 31, 2024 and 2023, the Company had balances of $220,844 and $492,479, respectively, due to 4 Horsemen Holdings LLC. 4 Horsemen Holdings LLC does not maintain separate bank accounts; accordingly, as the 100% owner of the Company, funding, payments, and investments made on its behalf are processed through the Company's accounts. These balances are non-interest-bearing, unsecured, and due on demand, and no formal repayment agreement exists.

The Company also purchases products and manufacturing services from BRH2, a related manufacturing facility located in Mexico in which Ryan J. Fernandez and Hector Placencia hold ownership interests. Transactions with BRH2 were conducted in the ordinary course of business at terms that management believes approximate those that would be available in arm's-length transactions.

During the years presented, the Company also entered into several promissory note agreements with its members to fund operating and growth needs. As of December 31, 2024 and 2023, total related party indebtedness amounted to $625,000 and $825,000, respectively. These loans are unsecured and, except for the note from Kirk Fernandez, bear interest at annual rates ranging from 12% to 15%. The note from Kirk Fernandez is non-interest-bearing and has no fixed maturity date. For further details, including maturity dates and interest terms, refer to Note 7 – Debt.

12. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has incurred a members' deficit of $1.05 million as of December 31, 2024 and has historically relied on related-party borrowings to fund operations. Management believes that continued support from members and related parties will be required to sustain operations over the next twelve months. These conditions raise substantial doubt about the Company's ability to continue as a going concern. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

13. SUBSEQUENT EVENTS

In 2025, the Company executed a Master Revenue Purchase Agreement with Revenued LLC, originally entered on February 13, 2024. The agreement includes the following terms: a maximum transaction amount of $255,000, a maximum purchased amount of $323,850, and weekly payment frequency. The current outstanding balance is $193,000.

The Company has evaluated subsequent events through the date the financial statements were issued, and has concluded that, other than the event described above, no additional events or transactions have occurred that would require adjustment to or disclosure in the financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

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Invest in Bumbo

Supportive, safe, and simple baby gear.

Bumbo is a trusted baby gear brand with over $7.8M in U.S. sales annually. The company operates under full domestic ownership and manages product, manufacturing, and IP for the U.S. across seating, bathroom, and accessory categories.

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Invest Now

This Reg CF offering is made available through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.


Bumbo

OVERVIEW | ABOUT | TERMS | DISCUSSION | INVESTING FAQS

Invest Now
20% Discount

MIN INVEST
$250

VALUATION CAP
$12M

REASONS TO INVEST

- **Everyday Essentials, Thoughtfully Designed:** From seating and potties to changing pads and trays, Bumbo designs cleanable, ergonomic products that simplify parenting moments.

- **Established Brand, Fully Controlled Operations:** With full IP and U.S. operations since 2018, Bumbo leverages direct control over product development, branding, and manufacturing.

- **Strong Sales Base With Category Expansion:** Selling 320K+ units annually through Target, Amazon, and Walmart, Bumbo now targets growth in bathroom and accessories via DTC and Amazon 1P.

TEAM



Ryan Jay Fernandez • Chief Executive Officer, Manager, Principal Accounting Officer

Ryan Fernandez is the CEO of BRH2 and Bumbo USA, and a seasoned entrepreneur with a track record of building and scaling successful consumer brands. He was previously the CEO and Co-Founder of Boon and Keen Distribution, renowned names in the children's retail products space. In 2011, he led both companies through a successful full asset sale to TOMY Inc., a publicly traded company in Japan.
Ryan began his career at Intel Corporation, where he spent a decade honing his skills in sales development before venturing into entrepreneurship. In 2004, he co-founded Boon, followed by Keen Distribution in 2008.

He holds a BA from George Fox University and an MBA in Entrepreneurship from Pepperdine University. Beyond business, Ryan is most proud of his role as the father of four amazing daughters.

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THE PITCH

What We Do & Where We're Headed

Bumbo offers a curated range of baby gear that emphasizes safety, comfort, and ease of use — trusted by parents and retailers for nearly 20 years. The brand's product families span seating, bathroom, and accessories, each crafted with Bumbo's guiding values: Simplified. Elegant. Functional. Quality. Care.

Bumbo is a trusted baby gear brand with over $7.8M in U.S. sales annually. The company operates under full domestic ownership and manages product, manufacturing, and IP for the U.S. across seating, bathroom, and accessory categories.


Our design mantra is
Simplified, Elegance,
Functionality, Quality
and Care.

THE PROBLEM & OUR SOLUTION

Simplifying Parenting Moments Through Design

New parents face a range of challenges from seating support to diapering and toddler transitions. Many products are cumbersome, difficult to clean, or lack developmental support. Bumbo addresses these needs with a cohesive, three-category product offering:



seating
bathroom
accessories

- Seating: Includes the Floor Seat, Multi Seat, and Floor Seat Lite — designed to support babies learning to sit, featuring harnesses, trays, and ergonomic foam for comfort.

- Bathroom: The Bumbo Changing Pad and Step 'n Potty are crafted for ease of cleaning and ergonomic safety — contoured, soft foam surfaces that wipe clean.

- Accessories: Add-on trays and products that expand use cases and extend value. Each product is designed with Bumbo's hallmark approach: minimalist aesthetics, hygienic materials, and intuitive functionality.

THE MARKET & OUR TRACTION

Where We Compete & How We Perform

The U.S. baby gear market was valued at $9.9B in 2022 Statista, with demand driven by hygiene, safety, and functionality — values Bumbo has embraced since inception. Bumbo traction highlights:

- $7.8M+ in U.S. revenue
- Top 3 retailers: Amazon (31%), Target (35%), Walmart (19%)
- 320K+ units sold annually across seats and bathroom SKUs
- Seating: Floor Seat (~115k-210k units/year), Multi Seat (~59k-110k units/year)
- Bathroom: Changing Pad MAP $89.99, known for soft polyurethane foam
- Operations moved to Mexico and China
- DTC and Amazon 1P growth planned for 2025

Bumbo is building from an established sales base with cross-category retail credibility and logistics already in place.


Awards
Bumbo® has excelled in 2020 and 2022, sweeping multiple honors.
Junior DESIGN AWARDS
baby

WHY INVEST

A Trusted Brand Expanding Its Impact

Bumbo is a brand parents already know and trust — with proven traction, full control of IP and operations, and strong positioning in both legacy and growth categories. Now with plans to expand digitally, Bumbo offers an opportunity to support a household name entering its next phase.

ABOUT

HEADQUARTERS
312 W 2nd St. #2200
Casper, WY 82601

WEBSITE
View Site

Bumbo is a trusted baby gear brand with over $7.8M in U.S. sales annually. The company operates under full domestic ownership and manages product, manufacturing, and IP for the U.S. across seating, bathroom, and accessory categories.

TERMS

Bumbo

Overview

AMOUNT RAISED
$0

VALUATION CAP
$12M

Breakdown

MIN INVESTMENT
$250

OFFERING TYPE
Simple Agreement for Future Equity

DISCOUNT
20.0%

CONVERSION TRIGGER
$1,000,000

SEC Recent Filing

Offering Memorandum

Financials

	Most Recent Fiscal Year-End	Prior Fiscal Year-End
Total Assets	$4,646,835	$5,058,486
Cash & Cash Equivalents	$349,310	$472,469
Accounts Receivable	$1,251,730	$1,314,014
Short-Term Debt	$4,490,648	$5,199,604
Long-Term Debt	$1,211,158	$1,602,000
Revenue & Sales	$7,841,723	$7,764,059
Costs of Goods Sold	$4,838,083	$4,992,879
Taxes Paid	$108,151	$5,700
Net Income	$738,040	$646,141

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

A Crowdfunding Simple Agreement for Future Equity (Crowdfunding SAFE) offers you the right to receive Crowdfunding Units in Bumbo. The amount of Crowdfunding Units you will receive in the future will be determined at the next equity round in which the Company raises at least $1,000,000.00 in a qualified equity financing. The highest conversion price per security is set based on a $12,000,000.00 Valuation Cap or if less, then you will receive a 20.00% discount on the price the new investors are paying. You will receive no interest on your investment. When the maturity date is reached, if the Crowdfunding SAFE has not converted then you are entitled to receive Crowdfunding Units equal to your investment back at a price per security by dividing the Valuation Cap by the aggregate number of outstanding equity securities of the Company as of immediately prior (on a fully diluted basis).

**Bonus discount subject to adjustment of bonus discounts for StartEngine noteholders. See discount bonus below.*

Investment Incentives & Bonuses*

Loyalty Bonus: Previous investors in Bumbo will receive a 2% addition to the base discount.

Time-Based Perks

Early Bird 1: Invest $1,000+ within the first 2 weeks and receive a 1% addition to the base discount.

Early Bird 2: Invest $5,000+ within the first 2 weeks and receive a 2% addition to the base discount.

Early Bird 3: Invest $10,000+ within the first 2 weeks and receive a 3% addition to the base discount.

Early Bird 4: Invest $25,000+ within the first 2 weeks and receive a 4% addition to the base discount.

Early Bird 5: Invest $50,000+ within the first 2 weeks and receive a 5% addition to the base discount.

Flash Perk: Invest $2,500+ between days 35 - 40 and receive a 2% addition to the base discount.

Amount-Based Perks

Tier 1: Invest $5,000+ and receive a 1% addition to the base discount.

Tier 2: Invest $10,000+ and receive a 2% addition to the base discount.

Tier 3: Invest $25,000+ and receive a 3% addition to the base discount.

Tier 4: Invest $50,000+ and receive a 4% addition to the base discount.

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus discounts from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

Crowdfunding investments made through a self-directed IRA cannot receive perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Venture Club Bonus

Bumbo Distribution USA, LLC will offer a 10% additional discount bonus for all investments that are committed by investors that are eligible for the StartEngine Venture Club.

Eligible StartEngine noteholders will receive a 10% bonus discount on the note in this Offering. For example, this would mean your discount percentage would be 30% instead of 20%.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the Company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Venture Club Bonus and the Loyalty Bonus in addition to the aforementioned bonus.

JOIN THE DISCUSSION

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HOW INVESTING WORKS

Cancel anytime before 48 hours before a rolling close or the offering end date.

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FAQS

How much can I invest?

With Regulation A+, a non-accredited investor can only invest a maximum of 10% of their annual income or 10% of their net worth per year, whichever is greater. There are no restrictions for accredited investors.

With Regulation Crowdfunding, non-accredited investors with an annual income or net worth less than $124,000 are limited to invest a maximum of 5% of the greater of those two amounts. For those with an annual income and net worth greater than $124,000, they are limited to investing 10% of the greater of the two amounts.

How to open a Self-Directed IRA on StartEngine?

StartEngine makes it easy to invest using your retirement funds. You can open a self-directed IRA account through StartEngine. To get started, simply visit **our IRA page** for more information and step-by-step instructions.

Already have a self-directed IRA with another provider? You can still invest on StartEngine, but please note that the process will be manual and may take longer to complete.

When will I receive my shares?

At the close of an offering, all investors whose funds have “cleared” by this time will be included in the disbursement. At this time, each investor will receive an email from StartEngine with their Countersigned Subscription Agreement, which will serve as their proof of purchase moving forward.

Please keep in mind that a company can conduct a series of “closes” or withdrawals of funds throughout the duration of the campaign. If you are included in that withdrawal period, you will be emailed your countersigned subscription agreement and proof of purchase immediately following that withdrawal.

What will the return on my investment be?

StartEngine assists companies in raising capital, and once the offering is closed, we are no longer involved with whether the company chooses to list shares on a secondary market or what occurs thereafter. Therefore, StartEngine has no control or insight into your investment after the close of the live offering. In addition, we are not permitted to provide financial advice. You may want to contact a financial professional to discuss possible investment outcomes.

Can I cancel my investment?

For Regulation Crowdfunding, investors are able to cancel their investment at any point throughout the campaign up until 48 hours before the closing of the offering. Note: If the company does a rolling close, they will post an update to their current investors, giving them the opportunity to cancel during this timeframe. If you do not cancel within this 5-day timeframe, your funds will be invested in the company, and you will no longer be able to cancel the investment. If your funds show as 'Invested' on your account dashboard, your investment can no longer be canceled.

For Regulation A+, StartEngine allows for a four-hour cancellation period. Once the four-hour window has passed, it is up to each company to set their own cancellation policy. You may find the company's cancellation policy in the company's offering circular.

Once your investment is canceled, there is a 10-day clearing period (from the date your investment was submitted). After your funds have cleared the bank, you will receive your refund within 10 business days.

Refunds that are made through ACH payments can take up to 10 business days to clear. Unfortunately, we are at the mercy of the bank, but we will do everything we can to get you your refund as soon as possible. However, every investment needs to go through the clearing process in order to be sent back to the account associated with the investment.

What is the difference between Regulation Crowdfunding and Regulation A+?

Both Title III (Regulation Crowdfunding) and Title IV (Reg A+) help entrepreneurs crowdfund capital investments from unaccredited and accredited investors. The differences between these regulations are related to the investor limitations, the differing amounts of money companies are permitted to raise, and differing disclosure and filing requirements. To learn more about Regulation Crowdfunding, click here, and for Regulation A+, click here.

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Hi, I'm Ryan Fernandez, CEO of Bumbo USA. I'm the dad of four daughters. And if you're a parent, you know how quickly those first years fly by. The giggles, the wobbles, the messes, and the milestones.

Here at Bumbo, our goal has always been simple: make those everyday moments a little easier and a lot more joyful. Every product we make begins with real parents and real feedback. We also work with spine specialists to ensure that every design promotes healthy posture, comfort, and confidence. Because as parents, we deserve that peace of mind and our kids deserve the best start possible.

Through Start Engine, you can invest in Bumbo USA and be a part of our story. Your investment helps us stock inventory, support new product launches, and share the joy of Bumbo with more families across America. We're not a brand chasing trends. It's built on trust, quality, and care. And it's time for us to build that community. Let's make every milestone a little easier, every moment a little brighter.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital or StartEngine Primary, as identified in the Offering Statement filed on the SEC EDGAR filing system (the "Intermediary"), the issuer is required to pay to Intermediary a fee consisting of a 5.5-14% (five and one-half to fourteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of the Intermediary. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to the Intermediary, if any, will be of the same class and have the same terms, conditions, and rights as the securities being offered and sold by the issuer on StartEngine's platform.

- As compensation for the services provided by StartEngine, investors are also required to pay the Intermediary a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

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- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- The Intermediary will notify investors by email when the target offering amount has hit 25%, 50%, and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer, with priority given to StartEngine Venture Club members.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, commit to an investment or communicate on our platform, users must open an account on StartEngine and provide certain personal and non-personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest in all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest either $2,500 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

THE INTERESTS REPRESENTED BY THIS OPERATING AGREEMENT HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 NOR QUALIFIED UNDER APPLICABLE STATE SECURITIES LAWS IN RELIANCE ON EXEMPTIONS THEREFROM. THESE INTERESTS HAVE BEEN ACQUIRED FOR INVESTMENT PURPOSES ONLY AND NOT WITH A VIEW TO DISTRIBUTION OR RESALE AND MAY NOT BE SOLD, MORTGAGED, PLEDGED, HYPOTHECATED OR OTHERWISE TRANSFERRED WITHOUT AN EFFECTIVE REGISTRATION STATEMENT FOR SUCH INTERESTS UNDER THE SECURITIES ACT OF 1933 AND THE REGULATIONS PROMULGATED PURSUANT THERETO (UNLESS EXEMPT THEREFROM) AND COMPLIANCE WITH ANY APPLICABLE FEDERAL AND STATE SECURITIES LAWS AND REGULATIONS.

FIRST AMENDED AND RESTATED OPERATING AGREEMENT OF BUMBO DISTRIBUTION USA, LLC

a Delaware Limited Liability Company

This **FIRST AMENDED AND RESTATED OPERATING AGREEMENT** is made and entered into as of November 3, 2025, by and among those persons designated as Members on the attached Exhibit A (each, a "**Member**," and collectively, the "**Members**"), and amends and restates the Operating Agreement for the Company dated March 1, 2019 (the "**Original Operating Agreement**"). Certain capitalized words used herein have the meanings set forth in Section 2 hereof.

Recitals

WHEREAS, the Company desires to engage in a Regulation CF Offering to sell up to $1,235,000 in Simple Agreements for Future Equity (the "**Regulation CF Offering**");

WHEREAS, there have been various transfers and repurchases of membership interests (the "**Transfers**");

WHEREAS, the Members desire to amend the Original Operating Agreement to, among other things, (a) create a Unit structure for the Company, (b) adjust the Member's ownership interests resulting from the Transfers, and (c) include rights of first refusal and other transfer restrictions.

Agreement

1. ORGANIZATION

1.1 General. BUMBO DISTRIBUTION USA, LLC (the "**Company**") was formed as a Delaware limited liability company upon the execution and filing of the Certificate of Organization with the Delaware Secretary of State in accordance with the Act, and the rights and liabilities of the Members shall be as provided in such Act, as may be modified in this Agreement. In the event of a conflict between the provisions of the Act and the provisions of this Agreement, the provisions of this Agreement shall prevail unless the Act specifically provides that an operating agreement may not change the provision in question.

1.2 Business Purpose. The Company may engage in any lawful act or activity for which a limited liability company may be organized under the Act.

1.3 Name and Address of Company. The business of the Company shall be conducted under the name "**BUMBO DISTRIBUTION USA, LLC**," and its principal executive office shall be located at the address designated by the Managers.

1.4 Term. The term of this Agreement shall be coterminous with the period of duration of the Company as provided in the Certificate, which shall be perpetual unless sooner terminated as provided in this Agreement.

1.5 Registered Agent. The Company's initial registered agent shall be as provided in the Certificate. The registered agent may be changed from time to time by the Managers by causing the filing of the name of the new registered agent in accordance with the Act.

1.6 Management. The Company shall be managed by Managers designated as set forth herein. Except as otherwise set forth herein or required by applicable law, the Members shall have no rights to manage the Company.

2. DEFINITIONS

For purposes of this Agreement, the terms defined hereinbelow shall have the following meaning unless the context clearly requires a different interpretation:

2.1 "Act" means the Delaware Limited Liability Company Act, including amendments from time to time.

2.2 "Adjusted Capital Account Deficit" shall mean, with respect to any Member, the deficit balance, if any, in such Member's Capital Account as of the end of the relevant fiscal year, after giving effect to the following adjustments:

(a) Credit to such Capital Account any amounts which such Member is deemed to be obligated to restore pursuant to the penultimate sentences of Treasury Regulations Section 1.704-2(g)(1) and 1.704-2(i)(5); and

(b) Debit to such Capital Account the items described in Sections 1.704-1(b)(2)(ii)(d)(4), 1.704-1(b)(2)(ii)(d)(5) and 1.704-1(b)(2)(iii)(d)(6) of the Treasury Regulations.

The foregoing definition of Adjusted Capital Account Deficit is intended to comply with the provisions of Section 1.704-1(b)(2)(ii)(d) of the Treasury Regulations and shall be interpreted consistently therewith.

2.3 "Adjusted Capital Contributions" shall mean the excess of (i) each Member's money or property contributed to the Company as capital, including contributions when the Company is formed, and later contributions, less any liabilities assumed by the Company pursuant to such contribution over (ii) the sum of cumulative Distributions to such Member under Section 4.4(a)(ii) attributable to such Member's Adjusted Capital Contributions as referred to therein (such Distributions to be valued in accordance with the principles of Treasury Regulation Section 1.704-1(b)(2)(iv)(c)).

2.4 "Affiliates" shall mean with respect to any person or entity: (a) any person or entity directly or indirectly controlling, controlled by, or under common control with such person or entity; (b) any person or entity owning or controlling 10% or more of the outstanding voting securities or beneficial interests of such person or entity; (c) any officer, director, manager, general partner, trustee, or anyone acting in a substantially similar capacity as to such person or entity; (d) any person or entity who is an officer, director, general partner, trustee, or holder of 10% or more of the voting securities or beneficial interests of any of the foregoing; and (c) any person or entity related to such person or entity within the meaning of Code Section 267(b).

2.5 "Agreement" shall mean this First Amended and Restated Operating Agreement of the Company.

2.6 "Assignee" shall mean a person who has acquired Units from a Member or Assignee, but who is not a Substituted Member.

2.7 "Capital Account" of a Member shall mean the capital account of that Member determined from the inception of the Company strictly in accordance with the rules set forth in Section 1.704-1(b)(2)(iv) of the Treasury Regulations. In accordance with that Section of the Treasury Regulations, a Member's Capital Account shall be equal to the amount of money contributed by the Member and the initial Gross Asset Value of any property contributed by the Member, increased by (a) allocations of Net Income to the Member, as well as any items in the nature of income or gain that are specially allocated pursuant to Sections 4.4(d) and 4.5, and (b) the amount of any Company liabilities assumed by such member or which are secured by any property distributed to such Member, and decreased by (v) the amount of money distributed to the Member, (w) the Gross Asset Value of any property distributed to the Member by the Company, (x) the Member's share of expenditures of the Company described in Section 705(a)(2)(B) of the Code (including, for this purpose, losses which are nondeductible under Section 267(a)(1) or Section 707(b) of the Code), (y) the Net Loss allocated to the Member, as well as any items in the nature of expenses or losses that are specially allocated pursuant to Sections 4.4(d), 4.5 and 4.6, and (z) the amount of any liabilities of such Member assumed by the Company or which are secured by any property contributed by such Member to the Company. In addition, the Capital Accounts of Members may be adjusted by the Managers to reflect a revaluation of Company assets pursuant to Section 2.16(b) or 2.17(c). The Capital Account of a Member shall be further adjusted as required by Section 1.704-1(b)(2)(iv) of the Treasury Regulations. To the extent that anything contained herein shall be inconsistent with Section 1.704-1(b)(2)(iv) of the Treasury Regulations, the Treasury shall control. The Capital Account of an Assignee shall be the same as the Capital Account of the Member from whom the Assignee acquired its Interest, as further adjusted pursuant to this Section 2.8.

2.8 "Capital Contribution" shall mean the contribution to the capital of the Company by each Member, as provided in Section 3.1 hereof.

2.9 "Certificate" shall mean the Certificate of Organization of the Company as filed with the Delaware Secretary of State, as the same may be converted from time to time.

2.10 "Code" shall mean the Internal Revenue Code of 1986, as amended to date, or corresponding provisions of subsequent superseding revenue laws.

2.11 "Company" shall refer to the limited liability company created pursuant to the Certificate as governed by this Agreement.

2.12 "Company Minimum Gain" with respect to any taxable year of the Company shall mean the "partnership minimum gain" of the Company computed strictly in accordance with the principles of Section l.704-2(b)(2) of the Treasury Regulations.

2.13 "Distributable Cash" shall mean the excess of cash received by the Company from operations over (a) operational cash disbursements (which shall include without limitation, service of Company debt obligations), and (b) a reasonable allowance for reserves, contingencies and anticipated obligations, as determined by the Managers.

2.14 "Distributions" shall mean any cash (or property to the extent applicable) distributed to the Members or Assignees arising from their ownership of Units.

2.15 "Economic Risk of Loss" shall mean the "economic risk of loss" within the meaning of Section 1.752-2 of the Treasury Regulations.

2.16 "Gross Asset Value" shall mean, with respect to any asset, the asset's adjusted basis for federal income tax purposes, except as follows:

(a) The initial Gross Asset Value of any asset contributed by a Member to the Company shall be the gross fair market value of such asset, as determined by the contributing Member and the Managers, provided that, if the contributing Member is a Manager, the determination of the fair market value of the contributed assets shall require the consent of a majority of the other Managers or the Members;

(b) The Gross Asset Values of all Company assets shall be adjusted to equal their respective gross fair market values, as determined by the Managers, as of the following times: (a) the acquisition of an additional interest in the Company by any new or existing Member in exchange for more than a de minimis Capital Contribution; (b) the distribution by the Company to a Member of more than a de minimis amount of property as consideration for an interest in the Company; and (c) liquidation of the Company within the meaning of Treasury Regulations Section 1.704-1(b)(2)(ii)(g); provided, however that the adjustments pursuant to clauses (a) and (b) above shall be made only if the Managers reasonably determine that such adjustments are necessary or appropriate to reflect the relative economic interests of the Members in the Company;

(c) The Gross Asset Value of any Company asset distributed to any Member shall be adjusted to equal the gross fair market value of such assets on the date of distribution as determined by the distributee and the Managers, provided that if the distributee is the Manager, the determination of the fair market value of the distributed assets shall require the consent of a majority of the other Managers; and

(d) The Gross Asset Value of Company assets shall be increased (or decreased) to reflect any adjustments to the adjusted basis of such assets pursuant to Code Section 734(b) or Code Section 743(b), but only to the extent that such adjustments are taken into account in determining Capital Accounts pursuant to Treasury Regulations Section 1.704-1(b)(2)(iv)(m); provided, however, that Gross Asset Values shall not be adjusted pursuant to this Section 2.20 to the extent the Managers determine that an adjustment pursuant to Section 2.20(b) hereof is necessary or appropriate in connection with a transaction that would otherwise result in an adjustment pursuant to this Section 2.20(d).

If the Gross Asset Value of an asset has been determined or adjusted pursuant to Section 2.20(a), (b) or (d) hereof, such Gross Asset Value shall thereafter be adjusted by the depreciation taken into account with respect to such asset for purposes of computing Net Income and Net Loss.

2.17 **"Manager"** or **"Managers"** shall be as designated in Section 5.2.

2.18 **"Majority Vote"** shall mean approval by the affirmative vote or written consent of more than fifty percent (50%) of all of the Units then outstanding, voting as a single class.

2.19 **"Member"** shall mean any person or entity admitted to the Company as a Member or Substituted Member and who has not ceased to be a Member, as set forth in Exhibit A hereto. Wherever the context requires, reference in this Agreement to a Member shall include an Assignee who does not become a Substituted Member wherever such reference relates solely to an Economic Interest in the Company.

2.20 **"Member Nonrecourse Debt"** shall mean liabilities of the Company treated as "partner nonrecourse debt" under Section 1.704-2(b)(4) of the Treasury Regulations.

2.21 **"Member Nonrecourse Deductions"** shall mean in any Company fiscal year, the Company deductions that are characterized as "partnership nonrecourse deductions" under Section 1.704-2(i)(2) of the Treasury Regulations.

2.22 **"Net Income"** and **"Net Loss"** shall mean the net book income or loss of the Company for any relevant period. The net book income or loss of the Company shall be computed in accordance with Federal income tax principles (i) under the method of accounting elected by the Company for federal income tax purposes, (ii) as applied without regard to any recharacterization of transactions or relationships that might otherwise be required under such tax principles and (iii) as otherwise adjusted pursuant to the following provisions in this Section 2.22. The net book income or loss of the Company shall be computed, inter alia, by:

(i) including as income or deductions, as appropriate, any tax-exempt income and related expenses that are neither properly included in the computation of taxable income nor capitalized for federal income tax purposes;

(ii) including as a deduction when paid or incurred (depending on the Company's method of accounting) any amounts utilized to organize the Company or to promote the sale of (or to sell) Units in the Company, except that amounts for which an election is properly made by the Company under Section 709(b) of the Code shall be accounted for as provided therein;

(iii) including as a deduction or loss any losses incurred by the Company in connection with the sale or exchange of property notwithstanding that such losses may be disallowed to the Company for federal income tax purposes under the related party rules of Code Sections 267(a)(1) or 707(b) or otherwise;

(iv) calculating the gain or loss on disposition of Company assets and the depreciation, amortization or other cost recovery deductions, if any, with respect to Company assets by reference to their Gross Asset Value rather than their adjusted tax basis;

(v) excluding any gain or income specially allocated under Sections 4.4(c), 4.5, and 4.6 hereof; and

(vi) excluding Nonrecourse Deductions.

2.23 "Nonrecourse Deductions" in any fiscal year means the amount of Company deductions that are characterized as "nonrecourse deductions" under Section 1.704-2(b)(1) of the Treasury Regulations.

2.24 "Nonrecourse Liabilities" shall mean the liabilities of the Company treated as "nonrecourse liabilities" under Section 1.752-1(a)(2) of the Treasury Regulations.

2.25 "**Partnership Representative**" has the meaning designated in Section 5.5.

2.26 "Percentage Interest" shall mean with respect to each Member, the percentage derived by dividing the number of Units held by such Member by the total number of issued and outstanding Units owned by all Members from time to time.

2.27 "Substituted Member" shall mean an Assignee who shall become a Member pursuant to Section 7.4.

2.28 "Treasury Regulations" shall mean the regulations of the United States Treasury Department pertaining to the Code, as amended, and any successor provision(s).

2.29 "Unit" shall represent a unit of measurement by which a Member's right to vote, participate in Net Income, Net Loss, Nonrecourse Deductions and Distributions shall be determined (other than Distributions in liquidation as provided in Section 10.3 hereof), and which are held by Members as designated on Exhibit A, and which shall not be represented by certificates, unless otherwise approved by the Managers.

3. CAPITAL

3.1 Capital Contributions and Authorized Units.

(a) Initial Contribution. Each Member has made an initial contribution to the capital of the Company in the amount set forth on Exhibit A, attached hereto, in exchange for the number of Units set forth opposite such Member's name.

(b) Subsequent Contributions. No Member shall be required to make an additional capital contribution to the Company. However, if the Managers so consent, which consent shall not be unreasonably withheld, conditioned or delayed, (a) any of the Members may make additional capital contributions to the Company in exchange for additional Units, on terms reasonably approved by the Manager, or (b) any Members may make such loans to the Company having a per annum interest rate of no more than 3.00 percentage points above the Wall Street Journal Prime Rate, and having such other reasonable terms as the Managers shall determine in their sole discretion. No loan or loans made by any Member to the Company shall increase any such Member's number of Units.

3.2 Interest. No Member shall receive interest on its contribution to the capital of the Company.

3.3 Withdrawal and Return of Capital. Except as may be provided herein, no Member may withdraw any portion of the capital of the Company and no Member shall be entitled to the return of its contribution to the capital of the Company except on dissolution of the Company.

3.4 Capital Accounts.

(a) Member Capital Accounts. An individual Capital Account shall be maintained for each Member.

(b) Capital Account of Assignee. On any sale or transfer of any Units, the Capital Account of the transferor with respect to the Units transferred shall become the Capital Account of the Assignee or Substituted Member, as applicable, with respect to such Units, as such Capital Account existed at the effective date of the transfer of such Units.

(c) Deficit Capital Account. No Member shall have any liability to the Company, to any other Member, or to the creditors of the Company on account of any deficit Capital Account balance.

4. FINANCIAL

4.1 Accounting Method. The Company books shall be kept in accordance with the method of accounting determined by the Managers.

4.2 Fiscal Year. The fiscal year of the Company shall end on December 31, unless the Managers determine that some other fiscal year would be more appropriate and obtain the consent of the Internal Revenue Service to use that other fiscal year.

4.3 Organizational Expenses of the Company. The Company shall reimburse to the Managers or the Members any expenses incurred by them on behalf of the Company with respect to the formation and organization of the Company (including legal and filing fees).

4.4 Net Income, Net Loss and Distributions.

(a) Distributions. Distributable Cash shall be distributed at such times as reasonably determined by the Managers. When distributed, Distributable Cash shall be distributed to the Members based on their Percentage Interests.

(b) Allocations of Net Income, Net Loss and Nonrecourse Deductions. Subject to Sections 4.4(d), 4.5 and 4.6 below, Net Income Net Loss and Nonrecourse Deductions shall be allocated among the Members based on their Percentage Interest.

(c) Tax Allocations. Except for the allocations contained in Section 4.4(d)(i), all income, gains losses, deductions and credits of the Company shall be allocated for federal, state and local income tax purposes in accordance with the allocations of Net Income and Net Loss.

(d) Special Allocations. The following special allocations shall be made:

(i) 704 Allocations. In accordance with Code Section 704(c) and the Treasury Regulations thereunder, income, gain, loss, and deduction with respect to any property contributed to the capital of the Company shall, solely for tax purposes, be allocated among the Members so as to take account of the variation between the adjusted basis of such property to the Company for federal income tax purposes and its initial Gross Asset Value.

In the event the Gross Asset Value of any Company asset is adjusted due to a revaluation of Company assets under Treasury Regulations Section 1.704(b)(2)(iv)(f), subsequent allocations of income, gain, loss and deduction with respect to such asset shall take account of any variation between the adjusted basis of such asset for federal income tax purposes and its Gross Asset Value in the same manner as under Code Section 704(c) and the Treasury Regulations thereunder.

Any elections or other decisions relating to such allocations shall be made by the Managers in any manner that reasonably reflects the purpose and intention of this Agreement. Allocations pursuant to this Section 4.4(d)(i) are solely for purposes of federal, state, and local taxes and shall not affect, or in any way be taken into account in computing, any Member's Capital Account or share of Profits, Losses, other items, or distributions pursuant to any provisions of this Agreement.

(ii) Recapture. In the event that the Company has taxable income that is characterized as ordinary income under the recapture provisions of the Code, each Member's distributive share of taxable gain or loss from the sale of Company assets (to the extent possible) shall include a proportionate share of this recapture income equal to that Member's prior share of prior cumulative depreciation deductions with respect to the assets which gave rise to the recapture income.

(iii) Minimum Gain Chargeback. Except as otherwise provided in Section 1.704-2(f) of the Treasury Regulations, in the event that there is a net decrease in the Company Minimum Gain during any taxable year, each Member shall be allocated items of income and gain for such year (and, if necessary, subsequent years) in an amount equal to such Member's share of the net decrease in such Company Minimum Gain during such year in accordance with Section 1.704-2(g) of the Treasury Regulations. This Section 4.4(d)(iii) is intended to comply with the minimum gain chargeback requirement of Section 1.704-2(f) of the Treasury Regulations and shall be interpreted consistent therewith.

(iv) Member Minimum Gain Chargeback. Except as otherwise provided in Section 1.704-2(i)(4) of the Treasury Regulations, in the event there is a net decrease in the minimum gain attributable to a Member Nonrecourse Debt during any taxable year, each Member with a share of such minimum gain shall be allocated income and gain for the year (and, if necessary, subsequent years) in accordance with Section 1.704-2(i) of the Treasury Regulations. This Section 4.4(d)(iv) is intended to comply with the chargeback requirement of Section 1.704-2(i)(4) of the Treasury Regulations and shall be interpreted consistent therewith.

(v) Qualified Income Offset. Any Member who unexpectedly receives an adjustment, allocation, or distribution described in subparagraphs (4), (5) or (6) of Section 1.704-1(b)(2)(ii)(d) of the Treasury Regulations, which adjustment, allocation or distribution creates or increases a deficit balance in that Member's Capital Account, shall be allocated items of "book" income and gain in an amount and manner sufficient to eliminate or to reduce the deficit balance in that Member's Capital Account so created or increased as quickly as possible in accordance with Section 1.704-1(b)(2)(ii)(d) of the Treasury Regulations and its requirements for a "qualified income offset." The Members intend that the provision set forth in this Section 4.4(d)(v) will constitute a "qualified income offset" as described in Section 1.704-1(b)(2)(ii)(d) of the Treasury Regulations and shall be interpreted consistent therewith.

(vi) Member Nonrecourse Deductions. After the allocations of Net Loss and Nonrecourse Deductions, Member Nonrecourse Deductions shall be allocated between the Members as required in Section 1.704-2(i)(1) of the Treasury Regulations, in accordance with the manner in which the Member or Members bear the Economic Risk of Loss for the Member Nonrecourse Debt corresponding to the Member Nonrecourse Deductions, and if more than one Member bears such Economic Risk of Loss for a Member Nonrecourse Debt, the corresponding Member Nonrecourse Deductions must be allocated among such Members in accordance with the ratios in which the Members share the Economic Risk of Loss for the Member Nonrecourse Debt.

(vii) Code Section 754 Adjustment. To the extent an adjustment to the adjusted tax basis of any Company asset pursuant to Code Section 734(b) or Code Section 743(b) is required, pursuant to Treasury Regulations Section 1.704-1(b)(2)(iv)3(m)(2) or Treasury Regulations Section 1.704-1(b)(2)(iv)(m)(4), to be taken into account in determining Capital Accounts as a result of a distribution to a Member in complete liquidation of his interest, the amount of such adjustment to the Capital Accounts shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases such basis) and such gain or loss shall be specifically allocated to the Members in accordance with their interests in the Company in the event Treasury Regulations Section 1.704-1(b)(2)(iv)(m)(2) applies, or the Members to whom such distribution was made in the event that Treasury Regulations Section 1.704-1(b)(2)(iv)(m)(4) applies.

(viii) Allocations Relating to Taxable Issuance of Company Interests. Any income, gain, loss, or deduction realized as a direct or indirect result of the issuance of an interest in the Company to a Member (the "issuance items") shall be allocated among the Members so that, to the extent possible, the net amount of such issuance items, together with all other allocations under this Agreement to each Member, shall be equal to the net amount that would have been allocated to each such Member of the issuance items had not be realized.

(e) Varying Interests. Where any Member's interest, or portion thereof, is acquired or transferred during a taxable year or for any other purpose requiring the determination of Net Income, Net Loss or any other items allocable to any period, the Managers may choose to implement the provisions of Section 706(d) of the Code in allocating among the varying interests.

(f) Excess Nonrecourse Liabilities. Solely for purposes of determining a Member's proportionate share of the "excess nonrecourse liabilities" of the Company within the meaning of Treasury Regulations Section 1.752-3(a)(3), the Members' interests in Company profits are in proportion to their Percentage Interests.

(g) Consent of Members. The Members are aware of the income tax consequences of the methods, hereinabove set forth, by which Net Income, Net Loss and Distributions are allocated and distributed and hereby agree to be bound by them in reporting them for income tax purposes. The Members hereby expressly consent to such provisions as an express condition of becoming a Member.

4.5 Curative Allocations. The allocations set forth in Sections 4.4(d)(iii), (iv), (v), (vi) and (vii) hereof and the allocations of Nonrecourse Deductions in Section 4.4(b) (the "Regulatory Allocations") are intended to comply with certain requirements of the Treasury Regulations. It is the intent of the Members that, to the extent possible, all Regulatory Allocations shall be offset either with other Regulatory Allocations or with special allocations of other items of Company income, gain, loss, or deduction pursuant to this Section 4.5. Therefore, notwithstanding any other provision of this Section 4 (other than the Regulatory Allocations), the Managers shall make such offsetting special allocations of Company income, gain, loss or deduction in whatever manner they determine appropriate so that, after such offsetting allocations are made, each Member's Capital Account balance is, to the extent possible, equal to the Capital Account balance such Member would have had if the Regulatory Allocations were not part of the Agreement and all Company items were allocated pursuant to Section 4.4(b). In exercising their discretion under this Section 4.5, the Managers shall take into account future Regulatory Allocations under Sections 4.4(d)(iii) and (iv) that, although not yet made, are likely to offset Regulatory Allocations made under Section 4.4(b) and Section 4.4(d)(vi).

4.6 Loss Limitation. Net Loss and Nonrecourse Deductions allocated pursuant to Section 4.4(b)(ii) hereof shall not exceed the maximum amount of Net Loss and Nonrecourse Deductions that can be allocated without causing any Member to have an Adjusted Capital Account Deficit at the end of any fiscal year. In the event some but not all of the Members would have Adjusted Capital Account Deficits as a consequence of allocations of Net Loss and Nonrecourse Deductions pursuant to Section 4.4(b)(ii) hereof, the limitations set forth in this Section 4.6 shall be applied on a Member by Member basis and Net Loss and Nonrecourse Deductions not allocable to any Member as a result of such limitation shall be allocated to the other Members in accordance with the positive balances in such Member's Capital Accounts so as to allocate the maximum permissible Net Loss and Nonrecourse Deductions to each Member under Treasury Regulations Section 1.704-1(b)(2)(ii)(d).

4.7 Tax Elections. The Managers shall, without further consent of the Members being required (except as specifically required herein), have the authority to make any and all elections for federal, state, and local tax purposes including, without limitation, any election, if permitted by applicable law, to adjust the basis of Company property pursuant to Code Sections 754, 734(b) and 743(b), or comparable provisions of state or local law, in connection with transfers of interests in the Company and Company Distributions.

5. MANAGEMENT

5.1 Management of the Company. Subject to the provisions in this Agreement relating to actions required to be approved by the Members, the operations and affairs of the Company shall be administered by its Managers. Except as otherwise set forth in this Agreement, the Managers shall have all authority, rights, and powers conferred by law and those necessary or appropriate to carry out the purposes of the Company as set forth in Section 1.2 hereof, and all such authority, rights and powers shall be exercised by or under the direction of the Managers.

5.2 Election of Managers.

(a) Election and Qualifications of Managers. The number of managers shall be one (1). As long as Ryan Fernandez beneficially holds at least 50% of the Units he holds as of the date of this Agreement (subject to unit splits, combinations, and the like), REF Bumbo USA LLC shall have the right to appoint the manager. As of the date hereof, Ryan Fernandez is the sole manager.

(b) Tenure. Unless he or she resigns or is removed, each Manager shall hold office until a successor shall have been elected and qualified.

(c) Resignation. A Manager may resign at any time by giving written notice to the other Managers. The resignation of a Manager who is also a Member shall not affect the Manager's rights as a Member and shall not constitute a withdrawal of that Member.

(d) Removal. A Manager may be removed by Majority Vote of the Members; provided, however, if a particular Member(s) has the right to designate a Manager pursuant to Section 5.2(a), only the Member(s) which appointed such manager shall have the right to remove such manager; provided, further, that Ryan Fernandez may be removed at any time by the unanimous vote of the remaining members, excluding REF Bumbo USA LLC or its Assignees. The removal of a Manager who is also a Member, or associated with a Member, shall not affect the Manager's rights as a Member and shall not constitute a withdrawal of that Member.

5.3 Responsibilities of the Managers. Each Manager shall devote such time to administering the business of the Company as he or she reasonably deems necessary to perform his or her duties as set forth in this Agreement. Nothing in this Agreement shall preclude the employment by the Company of any agent or third party to provide services in respect of the business of the Company; provided, however, that the Managers shall continue to have ultimate responsibility under this Agreement. The Managers shall cause to be filed such certificates or filings as may be required for the continuation and operation of the Company as a limited liability company in any state in which the Company elects to do business. Managers shall be entitled to receive reasonable compensation for their services.

5.4 Meetings of Managers. Nothing in this Agreement is intended to require that meetings of Managers be held, it being the intent of the Members that meetings of Managers are not required. Meetings of the Managers may be called by a majority of the Managers; provided, however, that if there are less than three Managers, any one Manager may call a meeting. Managers may participate in a meeting through use of conference telephone or similar communications equipment, so long as all Managers participating in such meeting can hear one another. Participation in a meeting in such manner constitutes a presence in person at such meeting.

5.5 Actions without a Meeting. Any action required or permitted to be taken by the Managers may be taken by the Managers without a meeting, if the requisite number of votes of the Managers (as required pursuant to Section 5.4) is obtained in writing prior to such action. Such action by written consent shall have the same force and effect as an Approval of the Managers obtained at a duly called meeting of the Managers.

5.6 Partnership Representative for Tax Matters.

(a) Appointment. The Managers who are Members shall designate one Manager that is a Member to be the "tax matters partner" or "partnership representative" (as the case may be) of the Company pursuant to Code Sec. 6231(a)(7) (the "**Partnership Representative**"), or, if there is no Manager that is a Member, the Partnership Representative shall be a Member that has the largest Membership Interest at the close of the applicable taxable year. For purposes of Code Section 6231(a)(7), Ryan Fernandez is designated as the initial Partnership Representative of the Company within the meaning of Code Section 6223. The Partnership Representative shall have sole authority to act on behalf of the Company for purposes of subchapter C of Chapter 63 of the Code and any comparable provisions of state or local income tax laws. For purposes of this Section 5.6, unless otherwise specified, all references to provisions of the Code shall be to such provisions as enacted by the Bipartisan Budget Act of 2015.

(b) Resignation; Removal. The Partnership Representative may resign at any time. The Person serving as the Partnership Representative shall be automatically removed as Partnership Representative upon the death, dissolution and/or winding up, legal incompetency or bankruptcy of such Person, and the Person serving as the Partnership Representative may be removed at any time by unanimous consent of the Managers or a Majority Vote of the Members. Upon such resignation or removal of the Partnership Representative, a successor to serve in such position shall be designated by unanimous consent of the Managers or a Majority Vote of the Members.

(c) Elections. If the Company qualifies to elect pursuant to Code Section 6221(b) (or successor provision) to have federal income tax audits and other proceedings undertaken by each Member rather than by the Company, the Company shall make such election.

(d) Partnership Adjustments. Notwithstanding other provisions of this Agreement to the contrary, if any "partnership adjustment" (as defined in Code Section 6241(2)) is determined with respect to the Company, the Partnership Representative, in its discretion, may cause the Company to elect pursuant to Code Section 6226 to have any such adjustment passed through to the Members for the year to which the adjustment relates (i.e., the "reviewed year" within the meaning of Code Section 6225(d)(1)). In the event that the Partnership Representative has not caused the Company to so elect pursuant to Code Section 6226, then any "imputed underpayment" (as determined in accordance with Code Section 6225) or "partnership adjustment" that does not give rise to an "imputed underpayment" shall be apportioned among the Members for the taxable year in which the adjustment is finalized in such manner as may be necessary (as determined by the Manager in good faith) so that, to the maximum extent possible, the tax and economic consequences of the partnership adjustment and any associated interest and penalties are borne by the Members based upon their interests in the Company for the reviewed year.

(e) Member Cooperation. Each Member agrees that, upon request of the Partnership Representative, such Member shall take such actions as may be necessary or desirable (as determined by the Partnership Representative) to (1) allow the Company to comply with the provisions of Code Section 6226 so that any "partnership adjustments" are taken into account by the Members rather than the Company or (2) file amended tax returns with respect to any "reviewed year" (within the meaning of Code Section 6225(d)(1)) to reduce the amount of any "partnership adjustment" otherwise required to be taken into account by the Company.

5.7 Voting / Approval of the Managers. For purposes of this Agreement, each Manager shall be entitled to one (1) vote. Any action to be determined by the Managers shall be made pursuant to an "Approval of the Managers," which for purposes of this Agreement shall mean a majority vote of the Managers entitled to vote on the matter.

5.8 Conversion. The Managers may, in their sole discretion, and without a vote of the Members, change the domicile of the Company to a different state or form of entity of the Company, through a re-domestication, conversion or otherwise.

5.9 Compensation of Manager. The Manager shall receive such reasonable compensation for its services as determined in the sole and reasonable discretion of the Manager.

5.10 Outside Activities of Managers. Each Manager such Manager's Affiliates may have business interests and engage in business activities in addition to those relating to the Company, and no provision of this Agreement shall be deemed to prohibit such Manager or such Manager's Affiliates from conducting such businesses and activities. Neither the Company nor the other Members shall have any rights by virtue of this Agreement or the relationship contemplated herein to share or participate in any other business ventures or activities of such Manager or such Manager's Affiliates.

6. LIABILITY, RIGHTS, AUTHORITY AND VOTING OF MEMBERS

6.1 Liability of Members. Except as specifically provided in this Agreement or the Act, no Member shall be liable for the debts, liabilities, contracts, or any other obligations of the Company except with respect to their Capital Contributions as indicated herein. Only the Company or a Manager (and no third party creditor, either in its own right or as a successor-in-interest of the Company, and including a trustee, receiver or other representative of the Company or Member), shall be entitled to enforce the requirements to make Capital Contributions. The Members intend and agree that the obligation of the Members to make Capital Contributions constitutes an agreement to make financial accommodations to and for the benefit of the other Members and the Company.

6.2 Voting. The voting rights of the Members shall be based on the following:

(a) The Units shall have the right to vote on a one (1) vote per Unit basis. Unless otherwise provided by law, any matter requiring the vote or approval of the Members shall be deemed approved upon receipt of a Majority Vote of the Members.

(b) Assignees who have not become Substituted Members shall not be entitled to vote and any voting rights associated with the Units transferred to such Assignee shall remain with the transferring Member.

(c) Notwithstanding any other provision in this Agreement, any action in which the Members are entitled to vote, may be taken without a meeting and without prior notice, if a consent in writing, setting forth the action so taken, is signed by Members entitled to vote thereon holding not less than a Majority Vote (or such other requisite vote) that would be necessary to authorize or take such action at a meeting at which all Members entitled to vote thereon were present and voted.

6.3 Meetings of Members. If and when the Members by a Majority Vote, or the Managers, shall determine, meetings of Members may be called and when called shall be governed by the Act; provided, however, that this reference to the Act or any other provision of this Agreement shall not be interpreted to require that meetings of the Members be held, it being the intent of the Members that meetings of the Members are not required.

6.4 Limitation of Rights of Members. No Member shall have the right or power to: (i) withdraw or reduce its Capital Contribution, except as a result of the dissolution of the Company or as otherwise provided in this Agreement or by law; (ii) bring an action for partition against the Company; or (iii) demand or receive property in any distribution other than cash. Except as otherwise provided in this Agreement, no Member shall have priority over any other Member either as to the return of Capital Contributions or as to allocations of the Net Income, Net Loss or Distributions of the Company.

6.5 Return of Distributions. In accordance with the Act, a Member may, under certain circumstances, be required to return to the Company, for the benefit of the Company's creditors, amounts previously distributed to the Member.

6.6 Resignation or Withdrawal of a Member. A Member shall not resign or withdraw as a Member, without the Approval of the Managers, which approval shall not be unreasonably withheld, conditioned or delayed.

6.7 Waiver of Appraisal and Dissenter's Rights. To the extent permitted under the Act or applicable law, no Member shall be entitled to the appraisal or dissenter's rights provided pursuant to the Act, including, but not limited to, in connection with a merger, an interest exchange, a conversion, or a domestication.

6.8 Outside Activities of Members. Each Member and such Member's Affiliates may have business interests and engage in business activities in addition to those relating to the Company, and no provision of this Agreement shall be deemed to prohibit such Member or such Member's Affiliates from conducting such businesses and activities. Neither the Company nor the other Members shall have any rights by virtue of this Agreement or the relationship contemplated herein to share or participate in any other business ventures or activities of such Member or such Member's Affiliates.

7. TRANSFERS OF UNITS

7.1 Assignment of Units.

(a) Transferability. Except as otherwise expressly provided in this Agreement, the Members may assign and transfer their Units at any time and for any reason.

(b) **Distributions, Allocations and Reports.** An Assignee shall be entitled to receive Distributions from the Company attributable to the Units acquired by reason of such assignment from and after the effective day of the assignment of such Units to him, her or it; however, anything herein to the contrary notwithstanding, the Company shall be entitled to treat the assignor of such Units as the absolute owner thereof in all respects, and shall incur no liability for allocations of Net Income or Net Loss, Distributions or transmittal of reports and notices required to be given to Members hereunder which are made in good faith to such assignor until such time as the written instrument of assignment has been received by the Company and recorded on its books, and the effective date of assignment has passed.

7.2 **Right of First Refusal**.

(a) Offer; Option to Purchase. Subject to the transfer restrictions included herein, and except for Permitted Transfers, if any Member or its Assignee (the "**Transferring Member**") desires to Transfer all or any part of his, her or its Units (the "**Offered Units**"), the Transferring Member shall give written notice to the Company and each other Member, or its Assignee(s) (the "**Eligible Member(s)**"), setting forth in full, the terms of the proposed sale and the identity of the proposed transferee (s) (the "**Transfer Notice**").

(b) Company's Right of First Refusal. The Company shall then have the right and option, for a period ending thirty (30) calendar days following its receipt of the written notice, to elect to purchase all or any part of the Offered Units at the purchase price and upon the terms specified in the Transfer Notice.

(c) Members' Right of First Refusal**.** If such right is not exercised by the Company as to all of the Offered Units proposed to be transferred within the periods prescribed above, notice of the contemplated transfer shall be immediately given to all the Eligible Members who shall have the right to purchase any Offered Units not to be purchased by the Company, for the consideration and according to the terms of payment upon which the Company was entitled to purchase such Units under the foregoing provisions. Within fifteen (15) days after the giving of such notice, any Eligible Members desiring to acquire any part or all of such Units shall deliver to the Company a written election to purchase such Units, or a specified number thereof. If the total number of Units specified in such elections exceeds the number of Units to be transferred, each such Eligible Member shall have priority, up to the number of Units specified in his or her notice of election to purchase, to purchase such proportion of the Units to be transferred as the number of Units which he or she holds bears to the total number of Units held by all Eligible Members electing to purchase. In the event that there are Units remaining after the application of the above formula, the remaining Units shall be distributed among the Eligible Members who have not received the number of Units specified in their notice of election to purchase, in the proportion that the number of Units specified in each individual Eligible Member's notice of election to purchase less the number of Units allocated to that Eligible Member under the above formula bears to the total number of Units in all such elections to purchase less all Units allocated to Eligible Members under the above formula.

(d) Transfer to Proposed Transferee. If the Company and/or the Eligible Members do not elect to purchase all of the Offered Units subject to the right of first refusal pursuant to this Section 7.2, then subject to Section 7.4, the Transferring Member may Transfer all of the Offered Units to the original proposed transferee upon the terms set forth in the Transfer Notice, whereupon the original proposed transferee shall take and hold the Offered Units subject to this Agreement and to all of the obligations and restrictions applicable to the Transferring Member and shall observe and comply with this Agreement and with all such obligations and restrictions. Any such Transfer of the Offered Units to the original proposed transferee must be effected within ninety (90) calendar days after the date of the termination of the Eligible Members' options provided above. If no such Transfer is effected within the ninety (90) calendar day period, then any subsequent proposed Transfer of all or any part of the Transferring Member's Units shall once again be subject to the provisions of this Section 7.2. In addition, a third party to whom Units are Transferred under this Section shall be deemed an Assignee, and shall become a Substitute Member only upon compliance with Section 7.4.

(e) Non-Cash Consideration. For these purposes, if any consideration offered for the Offered Units in the Transfer Notice consists of rights, interests or property other than money or an obligation to pay money, the disinterested Managers shall in good faith determine the fair market value of that consideration as of the date the Transfer Notice was received by the Transferring Member, and any Member exercising its right of first refusal may pay such consideration in cash based on such fair market value.

7.3 Option to Purchase Upon Specified Events.

(a) Option Events. Upon the occurrence of any of the following events (each referred to hereinafter as an "**Option Event**") affecting a Member or an Assignee of a Member (an "**Affected Holder**"), the Company and the other Members shall have the option to purchase the amount of Interests of such Affected Holder, as described in Section 7.3(b), for the price and upon the terms set forth in Section 7.3(c)-(e):

(i) The maintenance of any proceeding initiated by or against an Affected Holder, under any bankruptcy or debtors' relief laws of the United States or of any other jurisdiction, which proceeding is not terminated within ninety (90) days after its commencement;

(ii) A general assignment for the benefit of the creditors of an Affected Holder;

(iii) A levy upon the Interests of an Affected Holder, pursuant to a writ of execution or subject to the authority of any governmental entity, which levy is not removed within thirty (30) days, and only to extent of the Interests subject to the levy;

(iv) The entry of a final judgment of dissolution of marriage of an Affected Holder, if in connection with such dissolution, the spouse of such Affected Holder is awarded Interests or any interest therein as a result of a property settlement agreement or otherwise but in such event such option to purchase shall extend only to such spouse's Interests or interest therein;

(b) Exercise of Option. The Affected Holder or his or her legal representative shall give written notice to the Company and the other Members, immediately upon the occurrence of an Option Event and in no event more than ten (10) days after the occurrence of such Option Event or the appointment of a bankruptcy trustee, receiver or other legal representative for such Affected Holder, whichever shall last occur. Upon receipt of written notice of the occurrence of an

Option Event and for a period of sixty (60) days thereafter, the Company shall have the first option to purchase all or any portion of the Interests of the Affected Holder subject to repurchase pursuant to Section 7.3; provided that in the event of the dissolution of the marriage of an Affected Holder, the divorced Affected Holder shall have during the first thirty (30) days of such sixty (60) day period a concurrent but priority right to purchase any Interests or interest therein that have been awarded to his or her spouse as a result of the dissolution of his or her marriage. In the event that the Company or the divorced Affected Holder, as applicable, does not elect to purchase all of the Interests of the Affected Holder within such sixty (60) day period, the Company shall forthwith notify each of the Members of the election not to purchase all or a portion of the Affected Holder's Interests and such Members shall then have the option for a period of thirty (30) days from the receipt of such notice to purchase any Interests of the Affected Holder not purchased by the Company or the divorced Affected Holder. Within thirty (30) days after the receipt of such notice, any of the Members desiring to acquire any part or all of said Interests ("**Purchasing Members**"), shall deliver to the Company a written election to purchase said Interests, or a specified amount thereof. If the total amount of Interests specified in such elections exceeds the amount of Interests to be transferred, each such Purchasing Member shall have priority, up to the amount of Interests specified in his or her notice of election to purchase, to purchase such proportion of the Interests to be transferred as the amount of the Units which he or she holds bears to the total amount of Units held by all Members electing to purchase. In the event that there are Interests remaining after the application of the above formula, the remaining Interests shall be distributed among the Purchasing Members who have not received the amount of Interests specified in their notice of election to purchase, in the proportion that the amount of Interests specified in each individual Purchasing Member's notice of election to purchase less the amount of Interests allocated to that Purchasing Member under the above formula bears to the total amount of Interests in all such elections to purchase less all Interests allocated to Purchasing Members under the above formula.

(c) Notice of Exercise of Option. If the Company, the divorced Affected Holder and/or the Member(s) elect to purchase Interests of the Affected Holder, the Company shall give notice of such election, setting forth the amount of such Interests to be purchased by each party, by giving written notice of such election to the Affected Holder and, if applicable, his or her receiver or trustee in bankruptcy, the creditor who secured a levy upon the Affected Holder's assets, his or her legal representative, or other transferee as the case may be. Such notice shall be given within one hundred twenty (120) days after the Company's receipt of notice of the Option Event giving rise to the option to purchase (the "**Option Period**").

(d) Determination of the Purchase Price. The purchase price to be paid by the Company and/or Purchasing Members upon the exercise of any option to purchase Interests under Section 7.3(a)(i)-(iv) shall be based on the fair market value of the Company (discounted by 30%) as of the date of the Option Event. Such fair market value shall be as determined by an appraisal conducted by an independent regional appraisal company (the "**Initial Appraiser**") selected by the Company within thirty (30) days from the Notice of Exercise of Option. The Affected Holder shall bear the cost of the appraisal, the amount of which shall be deducted from the purchase price.

(e) Payment of the Purchase Price. The Company and/or Purchasing Members shall execute and deliver a negotiable promissory note (the "**Note(s)**") representing the purchase price of that portion of the Interests of the Affected Holder to be purchased by him, her or it no later than thirty (30) days following the determination of the purchase price. The Note(s) shall be fully amortized over a period of not more than thirty-six (36) months and shall bear interest from the date of delivery at a rate equal to three percent (3%) per annum. Interest and principal on the Note(s) shall be payable in equal quarterly installments commencing three (3) months after the date specified above for delivery of the Note(s); provided that the Note(s) shall be subject to prepayment, in whole or in part, without penalty, at any time after the calendar year of the sale of the Interests of the Affected Holder.

7.4 Substituted Members.

(a) Conditions of Substitution. An Assignee may have the right to become a Substituted Member in place of his or her assignor only if all of the following conditions are first satisfied:

(i) Written Assignment. A duly executed and acknowledged written instrument of assignment shall have been filed with the Company, which instrument shall specify the Units being assigned and which sets forth the intention of the assignor that the Assignee succeed to the assignor's interest in such Units as a Substituted Member;

(ii) Instruments of Substitution. The Assignee shall have executed and acknowledged such other instruments as may be necessary or desirable to effect such substitution, including the written acceptance and adoption by the Assignee of the provisions of this Agreement; and

(iii) Consent. The written consent to such substitution shall have been obtained from the Managers who are not the transferring Member, the granting or denial of which shall be within the sole and absolute discretion of each such Manager.

8. ADMISSION OF NEW MEMBERS

The Managers, upon the consent of the Members by a Majority Vote, may, at any time admit new Members or issue additional Units to existing Members or Assignees, or create and issue new classes of Units, on such terms as the Managers may determine from time to time.

9. BOOKS AND RECORDS

9.1 Records. The Company shall keep at its office within the State of Delaware, such documents required to be maintained by the Company under the Act.

9.2 Inspection. Upon the request of a Member in writing and with the stated purpose of the request, during regular business hours and at a reasonable location specified by the Company, any Member may inspect and copy full information regarding the activities, affairs, financial condition and other circumstances of the company (the "**Books and Records**") as is just and reasonable if: (a) the Member seeks the information for a purpose reasonably related to the member's interest as a member;(b)the Member makes a demand in record form received by the company describing with reasonable particularity the information sought and the purpose for seeking the information; and (c) the information sought is directly connected to the Member's purpose.

9.3 Confidentiality. Each of the Members acknowledges that it will have access to certain Confidential Information (as defined below) of Company and Company's Affiliates, and agrees that neither such Member, nor such Member's Affiliates, will use for their own account or the account of any third party, or disclose to any third party (except as required by law), any of the Company's Confidential Information, and will take reasonable precautions to protect the confidentiality of such information. "**Confidential Information**" includes the Books and Records, and any other information about the Company's business or products, suppliers, production methods, pricing, designs, business plans, marketing strategies, financial information, trade secrets or otherwise, which is not generally known to the public.

10. DISSOLUTION AND TERMINATION OF THE COMPANY

10.1 Events Causing Dissolution. The Company shall be dissolved and its affairs shall be wound-up upon the earliest to occur of the following events:

(a) The Approval of the Managers and the Members by a Majority Vote;

(b) Entry of a decree of judicial dissolution pursuant to the Act; or

(c) A sale of all or substantially all of the assets of the Company and the corresponding receipt of the full consideration relating thereto.

10.2 Certificate of Dissolution. As soon as possible following the occurrence of any of the events specified in Section 10.1, the Managers shall execute a Certificate of Dissolution in such form as shall be prescribed by the Delaware Secretary of State and file such certificate as required by the Act.

10.3 Distribution on Dissolution. Upon a dissolution event described in Section 10.1, the Managers shall take full account of the Company's assets and liabilities, shall liquidate the assets as promptly as is consistent with obtaining their fair value, or, if the assets cannot be sold, they shall be valued and distributed in kind, and shall apply and distribute the proceeds or assets in the following order:

(a) To the payment of creditors of the Company who are not Members of the Company;

(b) To the creation of any reserves which the Managers deem reasonably necessary for any contingent or unforeseen liabilities or obligations of the Company, which reserve amounts shall be approved by a Majority Vote of the Members; and

(c) To all of the Members, based on their Percentage Interests.

11. INDEMNIFICATION

11.1 Limitation of Liability. The debts, obligations and liabilities of the Company, whether arising in contract, tort or otherwise, shall be solely the debts, obligations and liabilities of the Company, and no Member or Manager or officer of the Company shall be obligated personally for any such debt, obligation or liability of the Company solely by reason of being a Member or Manager and/or officer.

11.2 Standard of Care. Neither the Managers nor any Member or officer of the Company shall have any personal liability whatsoever to the Company or to any Member of the

Company or to any Affiliate or constituent owner of any Member on account of such Person's status as a Manager, Member or officer of the Company or by reason of such Person's acts or omissions in connection with the conduct of the business of the Company, so long as such Person acts in good faith for a purpose which the Person reasonably believes to be in, or not opposed to, the best interests of the Company; provided, however, that nothing contained herein shall protect any such Person against any liability to which such Person would otherwise be subject by reason of (a) any act or omission of such Person that involves actual fraud, breach of fiduciary duty, material breach of this Agreement, gross negligence or willful misconduct or (b) any transaction from which such Person derives any improper personal benefit.

11.3 Indemnification. The Company, its receiver or its trustee, shall indemnify, defend and save harmless each of the Manager, Members and their respective Affiliates (each, an "Indemnitee" and together, the "Indemnitees") from any liability, loss or damage incurred by any Indemnitee by reason of any act performed or omitted to be performed by any Indemnitee in connection with the business of the Company, including costs and attorneys' fees and any amounts expended in the settlements of any claims of liability, loss or damage; provided that if the liability, loss or claim arises out of any action or inaction of an Indemnitee: (a) such Indemnitee must have determined, in good faith, that his or her course of conduct was in the best interests of the Company; and (b) the action or inaction did not constitute actual fraud, breach of fiduciary duty, material breach of this Agreement, gross negligence or willful misconduct by such Indemnitee or a transaction from which such Indemnitee derived an improper personal benefit; and, provided further, that the indemnification shall be recoverable only from the assets of the Company and not any assets of the Members. The Company may, however, purchase and pay for that insurance, including extended coverage liability and casualty and worker's compensation, as would be customary for any person engaging in a similar business, and name the Indemnitees as additional or primary insured parties. The Company may, to the extent authorized from time to time by the Members, grant rights to indemnification and to advancement of expenses to any employee or agent of the Company to the fullest extent of the provisions of this Section 11 with respect to the indemnification and advancement of expenses of the Manager, the Members and/or the officers of the Company.

11.4 Advancement of Expenses. The right to indemnification conferred in this Section 11 shall be a contract right and shall include the right to require the Company to advance the expenses incurred by the Indemnitee in defending any such proceeding in advance of its final disposition; provided, however, that the payment of such expenses in advance of the final disposition of a proceeding shall be made only upon receipt by the Company of an undertaking, by or on behalf of the Indemnitee, to repay all amounts so advanced if it shall ultimately be determined that such Indemnitee is not entitled to be indemnified under this Section 11 or otherwise.

11.5 Nonexclusive Right. The right to indemnification and the payment of expenses incurred in defending a proceeding in advance of its final disposition conferred in this Section 11 shall not be exclusive of any other right which any Person may have or hereafter acquire under any statute or agreement, or under any insurance policy obtained for the benefit of the Indemnitee.

11.6 Severability. If any provision of this Section 11 is determined to be unenforceable in whole or in part, such provision shall nonetheless be enforced to the fullest extent permissible, it being the intent of this Section 11 to provide indemnification to all Persons eligible hereunder to the fullest extent permitted under applicable law.

12. MISCELLANEOUS

12.1 Counterparts. This Agreement may be executed in several counterparts and all so executed shall constitute one Agreement, binding on all of the Members, notwithstanding that all of the Members are not signatory to the original or the same counterpart.

12.2 Binding on Successors. This Agreement shall be binding upon and shall inure to the benefit of the successors and permitted assigns of the Members.

12.3 Severability. If any provision of this Agreement is declared by a court of competent jurisdiction to be void or unenforceable, such provision shall be deemed severed from the remainder of this Agreement and the balance of this Agreement shall remain in effect.

12.4 Notices. Unless otherwise specifically provided, all notices and demands required to be given hereunder shall be deemed to be duly given at the time of delivery if such notice or demand is personally delivered or delivered via facsimile, or forty-eight (48) hours after mailing if such notice or demand is sent via overnight courier, or deposited with the United States Postal Service, postage prepaid, for mailing via certified mail, electronic mail, return receipt requested, to the Company and to the Members at the addresses, fax number or email address, as applicable, set forth on Schedule A, or in the books and records of the Company. Such addresses may only be changed by giving written notice of such change to all of the other parties hereto.

12.5 Captions. Section titles or captions contained in this Agreement are inserted only as a matter of convenient reference. The titles and captions in no way define, limit, extend, or describe the scope of this Agreement nor the intent of any provision hereof.

12.6 Gender. Whenever required by the context, the masculine gender shall include the feminine and neuter genders, and vice versa; and the word "person" shall include a company, partnership, firm, or other form of association; the singular shall include the plural, and vice versa.

12.7 Choice of Law. This Agreement shall be construed under the laws of the State of Delaware.

12.8 Entire Agreement. This Agreement contains the entire understanding among the Members and supersedes any prior written or oral agreements between them respecting the subject matter contained herein. There are no representations, agreements, arrangements or understandings, oral or written, between and among the Members relating to the subject matter of this Agreement that are not fully expressed herein.

12.9 Waiver. No waiver of any breach or default of this Agreement by any party hereto shall be considered to be a waiver of any other breach of default of this Agreement.

12.10 Further Assurances. Each party hereto agrees to perform any further acts and to execute and deliver any further documents which may be reasonably necessary to carry out the provisions of this Agreement.

12.11 Arbitration. If either party has a claim or controversy covered by this Agreement, such party shall give written notice to the other party, and within ten (10) business days of receiving the notice, the parties shall meet and attempt to resolve the dispute. If the parties are unable to resolve the dispute within ten (10) business days, the dispute shall be submitted to binding arbitration in Natrona County, Wyoming, under the rules and procedures of the American Arbitration Association. All fees and costs concerning the arbitration, including the arbitrator's fees and expenses and attorneys fees and witness fees shall be borne by the parties in the proportion determined by the arbitrator.

12.12 Reference to a Member. Wherever the context requires, reference in this Agreement to a Member shall include an Assignee who does not become a Substituted Member wherever such reference relates solely to an economic interest in the Company

12.13 Amendment. This Agreement and the Certificate may be amended by the Members by a Majority Vote; provided, the Managers may amend the Agreement or the Certificate without the consent of any Members to:

(a) Reflect the admissions of new Members admitted pursuant to Section 8;

(b) Reflect the issuance of additional Units to existing Members as permitted pursuant to Section 8;

(c) Reflect permitted assignments of Units pursuant to Section 7.1 and the admission of Substitute Members pursuant to Section 7.4;

(d) Reflect Capital Contributions and changes to Capital Accounts; and

(e) Reflect a change in the number of Managers as provided in Section 5.2(a).

12.14 Remedies. The parties hereto shall have all remedies for breach of this Agreement available to them provided by law or equity. Without limiting the generality of the foregoing, the parties agree that, in addition to all other rights and remedies available at law or in equity, the parties shall be entitled to obtain specific performance of the obligations of each party to this Agreement and immediate injunctive relief and that, in the event any action or proceeding is brought in equity to enforce the same, no party will urge, as a defense, that there is an adequate remedy at law.

[SIGNATURES ON FOLLOWING PAGE]

IN WITNESS WHEREOF, the parties have signed this First Amended and Restated Operating Agreement on the date first above written.

"**Members**"

REF BUMBO USA LLC

By: ______________________________
Ryan Fernandez

MAPLE TREE CAPITAL, LLC

By: ______________________________

Print Name: Joseph Hache

Print Title: Manager

\PLACENCIA CONSULTING LLC

By: ______________________________

Print Name: Hector Placencia

Print Title: Member

HATHOR HOLDINGS, INC.

By: ______________________________

Print Name: Kelly Fowler

Print Title: Manager

____
Andrew Douglas

____
Rebecca Gallegos

____
Kerry Huber

____
Andrelton Simons

PAUL R. AND AMY E. GAUSE LIVING TRUST

By: ______________________________

Print Name: Paul R. Gause

Print Title: Member

CROWDFUNDING SAFE SUBSCRIPTION AGREEMENT

THIS INVESTMENT INVOLVES A HIGH DEGREE OF RISK. THIS INVESTMENT IS SUITABLE ONLY FOR PERSONS WHO CAN BEAR THE ECONOMIC RISK FOR AN INDEFINITE PERIOD OF TIME AND WHO CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. FURTHERMORE, INVESTORS MUST UNDERSTAND THAT SUCH INVESTMENT IS ILLIQUID AND IS EXPECTED TO CONTINUE TO BE ILLIQUID FOR AN INDEFINITE PERIOD OF TIME. NO PUBLIC MARKET EXISTS FOR THE SECURITIES, AND NO PUBLIC MARKET IS EXPECTED TO DEVELOP FOLLOWING THIS OFFERING.

THE SECURITIES OFFERED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR ANY STATE SECURITIES OR BLUE SKY LAWS AND ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND STATE SECURITIES OR BLUE SKY LAWS. ALTHOUGH AN OFFERING STATEMENT HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC"), THAT OFFERING STATEMENT DOES NOT INCLUDE THE SAME INFORMATION THAT WOULD BE INCLUDED IN A REGISTRATION STATEMENT UNDER THE SECURITIES ACT AND IT IS NOT REVIEWED IN ANY WAY BY THE SEC. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO SUBSCRIBER IN CONNECTION WITH THIS OFFERING OVER THE WEB-BASED PLATFORM MAINTAINED BY STARTENGINE PRIMARY LLC (THE "INTERMEDIARY"). ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

INVESTORS ARE SUBJECT TO LIMITATIONS ON THE AMOUNT THEY MAY INVEST, AS SET OUT IN SECTION 4(e). THE COMPANY IS RELYING ON THE REPRESENTATIONS AND WARRANTIES SET FORTH BY EACH SUBSCRIBER IN THIS SUBSCRIPTION AGREEMENT AND THE OTHER INFORMATION PROVIDED BY SUBSCRIBER IN CONNECTION WITH THIS OFFERING TO DETERMINE THE APPLICABILITY TO THIS OFFERING OF EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT.

PROSPECTIVE INVESTORS MAY NOT TREAT THE CONTENTS OF THE SUBSCRIPTION AGREEMENT, THE OFFERING STATEMENT OR ANY OF THE OTHER MATERIALS AVAILABLE ON THE INTERMEDIARY'S WEBSITE (COLLECTIVELY, THE "OFFERING MATERIALS") OR ANY COMMUNICATIONS FROM THE COMPANY OR ANY OF ITS OFFICERS, EMPLOYEES OR AGENTS AS INVESTMENT, LEGAL OR TAX ADVICE. IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE COMPANY AND THE TERMS OF THIS OFFERING, INCLUDING THE MERITS AND THE RISKS INVOLVED. EACH PROSPECTIVE INVESTOR SHOULD CONSULT THE INVESTOR'S OWN COUNSEL, ACCOUNTANT AND OTHER PROFESSIONAL ADVISOR AS TO INVESTMENT, LEGAL, TAX AND OTHER RELATED MATTERS CONCERNING THE INVESTOR'S PROPOSED INVESTMENT.

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE,"

"INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

THE INFORMATION PRESENTED IN THE OFFERING MATERIALS WAS PREPARED BY THE COMPANY SOLELY FOR THE USE BY PROSPECTIVE INVESTORS IN CONNECTION WITH THIS OFFERING. NO REPRESENTATIONS OR WARRANTIES ARE MADE AS TO THE ACCURACY OR COMPLETENESS OF THE INFORMATION CONTAINED IN ANY OFFERING MATERIALS, AND NOTHING CONTAINED IN THE OFFERING MATERIALS IS OR SHOULD BE RELIED UPON AS A PROMISE OR REPRESENTATION AS TO THE FUTURE PERFORMANCE OF THE COMPANY.

THE COMPANY RESERVES THE RIGHT IN ITS SOLE DISCRETION AND FOR ANY REASON WHATSOEVER TO MODIFY, AMEND AND/OR WITHDRAW ALL OR A PORTION OF THE OFFERING AND/OR ACCEPT OR REJECT IN WHOLE OR IN PART ANY PROSPECTIVE INVESTMENT IN THE SECURITIES OR TO ALLOT TO ANY PROSPECTIVE INVESTOR LESS THAN THE AMOUNT OF SECURITIES SUCH INVESTOR DESIRES TO PURCHASE. EXCEPT AS OTHERWISE INDICATED, THE OFFERING MATERIALS SPEAK AS OF THEIR DATE. NEITHER THE DELIVERY NOR THE PURCHASE OF THE SECURITIES SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THAT DATE.

TO: %%NAME_OF_ISSUER%%
%%ADDRESS_OF_ISSUER%%

Ladies and Gentlemen:

1. Crowdfunding SAFE Subscription.

(a) The undersigned ("Subscriber") hereby subscribes for and agrees to purchase a Crowdfunding SAFE (the "Securities"), of %%NAME_OF_ISSUER%%, a %%STATE_INCORPORATED%%, %%COMPANY_TYPE%% (the "Company"), upon the terms and conditions set forth herein. The rights of the Securities are as set forth in the Crowdfunding SAFE and any description of the Securities that appears in the Offering Materials is qualified in its entirety by such document.

(b) By executing this Subscription Agreement, Subscriber acknowledges that Subscriber has received this Subscription Agreement, a copy of the Offering Statement of the Company filed with the SEC and any other information required by the Subscriber to make an investment decision.

(c) This Subscription may be accepted or rejected in whole or in part, at any time prior to a Closing Date (as hereinafter defined), by the Company at its sole discretion. In addition, the Company, at its sole discretion, may allocate to Subscriber only a portion of the number of Securities Subscriber has subscribed for. The Company will notify Subscriber whether this subscription is accepted (whether in whole or in part) or rejected. If Subscriber's subscription is rejected, Subscriber's payment (or portion thereof if partially rejected) will be returned to Subscriber without interest and all of Subscriber's obligations hereunder shall terminate.

(d) The aggregate value of Securities sold shall not exceed $%%MAX_FUNDING_AMOUNT%%. Providing that subscriptions for $%%MIN_FUNDING_AMOUNT%% Securities are received (the "Minimum Offering"), the Company may elect at any time to close all or any portion of this offering, on various dates at or prior to the termination date (each a "Closing Date").

(e) In the event of rejection of this subscription in its entirety, or in the event the sale of the Securities (or any portion thereof) is not consummated for any reason, this Subscription Agreement shall have no force or effect.

2. Purchase Procedure.

(a) Payment. The purchase price for the Securities shall be paid simultaneously with the execution and delivery to the Company of the signature page of this Subscription Agreement, which signature and delivery may take place through digital online means. Subscriber shall deliver a signed copy of this Subscription Agreement, along with payment for the aggregate purchase price of the Securities in accordance with the online payment process established by the Intermediary.

(b) Escrow arrangements. Payment for the Securities shall be received by The Bryn Mawr Trust Company (the "Escrow Agent") from the undersigned by transfer of immediately available funds or other means approved by the Company prior to the applicable Closing, in the amount as set forth on the signature page attached hereto below and otherwise in accordance with Intermediary's payment processing instructions. Upon such Closing, the Escrow Agent shall release such funds to the Company. The undersigned shall receive notice and evidence of the digital entry of the number of the Securities owned by Subscriber reflected on the books and records of the Company (reflected either (i) under Subscriber's name or (ii) under StartEngine Primary, LLC as nominee) as recorded by StartEngine Secure, LLC (an SEC registered Transfer Agent service operated by StartEngine Crowdfunding, Inc.) or other SEC registered transfer agent as designated by the Company, which books and records shall bear a notation that the Securities were sold in reliance upon Regulation CF or (iii) under StartEngine Primary, LLC as custodian) as recorded by StartEngine Secure, LLC (an SEC registered Transfer Agent service operated by StartEngine Crowdfunding, Inc.).

(c) Special provisions for cryptocurrency payments. Notwithstanding Section 2(b), cryptocurrency payments will be received by the Escrow Agent from the undersigned and converted to U.S. dollars once per day. Once converted to U.S. dollars, the undersigned will be subscribed for the number of Securities he is eligible to receive based upon the investment value in U.S. dollars (the "Final Investment Amount"). Subscriber understands that the Final Investment Amount will be determined following the exchange of the cryptocurrency to U.S. dollars at the current exchange rate, minus the Digital Asset Handling Fee of the Escrow Agent. Cryptocurrency payments received at any time other than business hours in New York City (9:00am to 4:00pm Eastern Time, Monday through Friday) will be converted to U.S. dollars on the next business day. Subscriber further understands and affirms that Subscriber will be subscribed for the Securities equalling one-hundred percent (100%) of the Final Investment Amount. In the event that the Final Investment Amount exceeds the annual limit for the Subscriber, or that the Final Investment Amount exceeds the number of Securities available to the Subscriber, Subscriber will be refunded the amount not applied to his subscription. Any refunds, including those for cancelled investments, will be made only in the same cryptocurrency used for the initial payment and will be refunded to the same digital wallet address from which the initial payment was made.

(d) Transfers upon challenged transactions. In the event Subscriber challenges the payment of any amount hereunder for any reason or by any means, including but not limited to through a credit card dispute resolution process, and receives reimbursement of any amount after the Securities are issued, Subscriber agrees that it consents to the transfer of the Securities relating to such challenge to StartEngine Primary LLC or any affiliate thereof and hereby instructs the Company that such transfer be made to the order of StartEngine Primary LLC without any further action by Subscriber or the payment of any fee therefor.

3. Representations and Warranties of the Company.

The Company represents and warrants to Subscriber that the following representations and warranties are true and complete in all material respects as of the date of each Closing Date, except as otherwise indicated. For purposes of this Agreement, an individual shall be deemed to have "knowledge" of a particular fact or other matter if such individual is actually aware of such fact. The Company will be deemed to have "knowledge" of a particular fact or other matter if one of the Company's current officers has, or at any time had, actual knowledge of such fact or other matter.

(a) Organization and Standing. The Company is a %%COMPANY_TYPE%% duly formed, validly existing and in good standing under the laws of the State of %%STATE_INCORPORATED%%. The Company has all requisite power and authority to own and operate its properties and assets, to execute and deliver this Subscription Agreement, and any other agreements or instruments required hereunder. The Company is duly qualified and is authorized to do business and is in good standing as a foreign company in all jurisdictions in which the nature of its activities and of its properties (both owned and leased) makes such qualification necessary, except for those jurisdictions in which failure to do so would not have a material adverse effect on the Company or its business. Notwithstanding the foregoing, the Company represents and agrees that it will comply with the shareholder communications, notice and proxy provisions of %%STATE_INCORPORATED%%.

(b) Eligibility of the Company to Make an Offering under Section 4(a)(6). The Company is eligible to make an offering under Section 4(a)(6) of the Securities Act and the rules promulgated thereunder by the SEC.

(c) Issuance of the Securities. The issuance, sale and delivery of the Securities in accordance with this Subscription Agreement has been duly authorized by all necessary corporate action on the part of the Company. The Securities, when so issued, sold and delivered against payment therefor in accordance with the provisions of this Subscription Agreement, will be duly and validly issued and outstanding and will constitute valid and legally binding obligations of the Company enforceable against the Company in accordance with their terms. The Company will take measures necessary so the conversion of shares will be authorized and issued when required.

(d) Authority for Agreement. The execution and delivery by the Company of this Subscription Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Securities) are within the Company's powers and have been duly authorized by all necessary corporate action on the part of the Company. Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or state securities laws.

(e) No filings. Assuming the accuracy of the Subscriber's representations and warranties set forth in Section 4 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company of this Subscription Agreement except (i) for such filings as may be required under Section 4(a)(6) of the Securities Act or the rules promulgated thereunder or under any applicable state securities laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

(f) Financial statements. Complete copies of the Company's financial statements meeting the requirements of Rule 201 of Regulation Crowdfunding, as promulgated by the SEC under the Securities Act (the "Financial Statements") have been made available to the Subscriber and appear in the Form C and on the site of the Intermediary. The Financial Statements are based on the books and records of the Company and fairly present the financial condition of the Company as of the respective dates they were prepared and the results of the operations and cash flows of the Company for the periods indicated.

(g) Proceeds. The Company shall use the proceeds from the issuance and sale of the Securities as set forth in the Offering Materials.

(h) Litigation. There is no pending action, suit, proceeding, arbitration, mediation, complaint, claim, charge or investigation before any court, arbitrator, mediator or governmental body, or to the Company's knowledge, currently threatened in writing (a) against the Company or (b) against any consultant, officer, manager, director or key employee of the Company arising out of his or her consulting, employment or board relationship with the Company or that could otherwise materially impact the Company.

4. Representations and Warranties of Subscriber. By executing this Subscription Agreement, Subscriber (and, if Subscriber is purchasing the Securities subscribed for hereby in a fiduciary capacity, the person or persons for whom Subscriber is so purchasing) represents and warrants, which representations and warranties are true and complete in all material respects as of the date of the Subscriber's Closing Date(s):

(a) Requisite Power and Authority. Such Subscriber has all necessary power and authority under all applicable provisions of law to execute and deliver this Subscription Agreement and other agreements required hereunder and to carry out their provisions. All action on Subscriber's part required for the lawful execution and delivery of this Subscription Agreement and other agreements required hereunder have been or will be effectively taken prior to the Closing. Upon their execution and delivery, this Subscription Agreement and other agreements required hereunder will be valid and binding obligations of Subscriber, enforceable in accordance with their terms, except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws of general application affecting enforcement of creditors' rights and (b) as limited by general principles of equity that restrict the availability of equitable remedies.

(b) Investment Representations. Subscriber understands that the Securities have not been registered under the Securities Act. Subscriber also understands that the Securities are being offered and sold pursuant to an exemption from registration contained in the Act based in part upon Subscriber's representations contained in this Subscription Agreement.

(c) Illiquidity and Continued Economic Risk. Subscriber acknowledges and agrees that there is no ready public market for the Securities and that there is no guarantee that a market for their resale will ever exist. Subscriber must bear the economic risk of this investment indefinitely and the Company has no obligation to list the Securities on any market or take any steps (including registration under the Securities Act or the Securities Exchange Act of 1934, as amended) with respect to facilitating trading or resale of the Securities. Subscriber acknowledges that Subscriber is able to bear the economic risk of losing Subscriber's entire investment in the Securities. Subscriber also understands that an investment in the Company involves significant risks and has taken full cognizance of and understands all of the risk factors relating to the purchase of Securities.

(d) Resales. Subscriber agrees that during the one-year period beginning on the date on which it acquired Securities pursuant to this Subscription Agreement, it shall not transfer such Securities except:

(i) To the Company;

(ii) To an "accredited investor" within the meaning of Rule 501 of Regulation D under the Securities Act;

(iii) As part of an offering registered under the Securities Act with the SEC; or

(iv) To a member of the Subscriber's family or the equivalent, to a trust controlled by the Subscriber, to a trust created for the benefit of a member of the family of the Subscriber or equivalent, or in connection with the death or divorce of the Subscriber or other similar circumstance.

(e) Investment Limits. Subscriber represents that either:

(i) Either of Subscriber's net worth or annual income is less than $124,000, and that the amount it is investing pursuant to this Subscription Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, is either less than (A) 5% of the lower of its annual income or net worth, or (B) $2,500; or

(ii) Both of Subscriber's net worth and annual income are more than $124,000, and that the amount it is investing pursuant to this Subscription Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, is less than 10% of the lower of its annual income or net worth, and does not exceed $124,000.

(f) Subscriber information. Within five days after receipt of a request from the Company, the Subscriber hereby agrees to provide such information with respect to its status as a shareholder (or potential shareholder) and to execute and deliver such documents as may reasonably be necessary to comply with any and all laws and regulations to which the Company is or may become subject. **Subscriber further agrees that in the event it transfers any Securities, it will require the transferee of such Securities to agree to provide such information to the Company as a condition of such transfer.**

(g) Company Information. Subscriber has read the Offering Statement. Subscriber understands that the Company is subject to all the risks that apply to early-stage companies, whether or not those risks are explicitly set out in the Offering Materials. Subscriber has had an opportunity to discuss the Company's business, management and financial affairs with managers, officers and management of the Company and has had the opportunity to review the Company's operations and facilities. Subscriber has also had the opportunity to ask questions of and receive answers from the Company and its management regarding the terms and conditions of this investment. Subscriber acknowledges that except as set forth herein, no representations or warranties have been made to Subscriber, or to Subscriber's advisors or representative, by the Company or others with respect to the business or prospects of the Company or its financial condition.

(h) Valuation. The Subscriber acknowledges that the price of the Securities was set by the Company on the basis of the Company's internal valuation and no warranties are made as to value. The Subscriber further acknowledges that future offerings of Securities may be made at lower valuations, with the result that the Subscriber's investment will bear a lower valuation.

(i) Domicile. Subscriber maintains Subscriber's domicile (and is not a transient or temporary resident) at the address shown on the signature page.

(j) Foreign Investors. If Subscriber is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), Subscriber hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Securities or any use of this Subscription Agreement, including (i) the legal requirements within its jurisdiction for the purchase of the Securities, (ii) any foreign exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be obtained, and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of the Securities. Subscriber's subscription and payment for and continued beneficial ownership of the Securities will not violate any applicable securities or other laws of the Subscriber's jurisdiction.

(k) Broker Dealer Registered Representatives. Subscriber understands and acknowledges that the investment is being made through StartEngine Primary LLC, a registered broker-dealer and member of FINRA and SIPC, which acts as the intermediary for this offering. Subscriber further understands that StartEngine Primary, in connection with this offering, may engage one or more registered representatives who are authorized to communicate with potential investors regarding the offering and to receive transaction-based compensation from StartEngine Primary. Subscriber acknowledges that such communications from registered representatives are made in StartEngine Primary's limited role as a placement agent. The Subscriber represents that, in making an investment decision, the Subscriber has relied upon (a) the information contained in the offering materials, (b) such independent inquiries as the Subscriber deemed necessary, and (c) the advice of the Subscriber's own legal, tax, accounting, and financial advisers, if any.

5. Manner of Holdings.

Subscriber consents to StartEngine Primary LLC holding the Securities as custodian (the "Custodian"). The Securities will be recorded on the books of the Company as being held by the Custodian in omnibus as legal holder of record of the securities. The undersigned will appear on the books of the Custodian as the beneficial owner of the Securities.

6. Indemnity.

The representations, warranties and covenants made by the Subscriber herein shall survive the closing of this Agreement. The Subscriber agrees to indemnify and hold harmless the Company and its respective officers, managers and affiliates, and each other person, if any, who controls the Company within the meaning of Section 15 of the Securities Act against any and all loss, liability, claim, damage and expense whatsoever (including, but not limited to, any and all reasonable attorneys' fees, including attorneys' fees on appeal) and expenses reasonably incurred in investigating, preparing or defending against any false representation or warranty or breach of failure by the Subscriber to comply with any covenant or agreement made by the Subscriber herein or in any other document furnished by the Subscriber to any of the foregoing in connection with this transaction.

7. Governing Law; Jurisdiction. This Subscription Agreement shall be governed and construed in accordance with the laws of the State of %%STATE_INCORPORATED%%.

EACH OF THE SUBSCRIBERS AND THE COMPANY CONSENTS TO THE JURISDICTION OF ANY STATE OR FEDERAL COURT OF COMPETENT JURISDICTION LOCATED WITHIN THE STATE OF %%STATE_INCORPORATED%%, AND NO OTHER PLACE AND IRREVOCABLY AGREES THAT ALL ACTIONS OR PROCEEDINGS RELATING TO THIS SUBSCRIPTION AGREEMENT MAY BE LITIGATED IN SUCH COURTS. EACH OF SUBSCRIBERS AND THE COMPANY ACCEPTS FOR ITSELF AND IN CONNECTION WITH ITS RESPECTIVE PROPERTIES, GENERALLY AND UNCONDITIONALLY, THE EXCLUSIVE JURISDICTION OF THE AFORESAID COURTS AND WAIVES ANY DEFENSE OF FORUM NON CONVENIENS, AND IRREVOCABLY AGREES TO BE BOUND BY ANY JUDGMENT RENDERED THEREBY IN CONNECTION WITH THIS SUBSCRIPTION AGREEMENT. EACH OF SUBSCRIBERS AND THE COMPANY FURTHER IRREVOCABLY CONSENTS TO THE SERVICE OF PROCESS OUT OF ANY OF THE AFOREMENTIONED COURTS IN THE MANNER AND IN THE ADDRESS SPECIFIED IN SECTION 8 AND THE SIGNATURE PAGE OF THIS SUBSCRIPTION AGREEMENT.

EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED IN CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS SUBSCRIPTION AGREEMENT OR THE ACTIONS OF EITHER PARTY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT THEREOF, EACH OF THE PARTIES HERETO ALSO WAIVES ANY BOND OR SURETY OR SECURITY UPON SUCH BOND WHICH MIGHT, BUT FOR THIS WAIVER, BE REQUIRED OF SUCH PARTY. EACH OF THE PARTIES HERETO FURTHER WARRANTS AND REPRESENTS THAT IT KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS. THIS WAIVER IS IRREVOCABLE, MEANING THAT IT MAY NOT BE MODIFIED EITHER ORALLY OR IN WRITING, AND THIS WAIVER SHALL APPLY TO ANY SUBSEQUENT AMENDMENTS, RENEWALS, SUPPLEMENTS OR MODIFICATIONS TO THIS SUBSCRIPTION AGREEMENT. IN THE EVENT OF LITIGATION, THIS SUBSCRIPTION AGREEMENT MAY BE FILED AS A WRITTEN CONSENT TO A TRIAL BY THE COURT.

8. Notices.

Notice, requests, demands and other communications relating to this Subscription Agreement and the transactions contemplated herein shall be in writing and shall be deemed to have been duly given if and when (a) delivered personally, on the date of such delivery; or (b) mailed by registered or certified mail, postage prepaid, return receipt requested, in the third day after the posting thereof; or (c) emailed, telecopied or cabled, on the date of such delivery to the address of the respective parties as follows:

If to the Company, to: %%ADDRESS_OF_ISSUER%%

If to a Subscriber, to Subscriber's address as shown on the signature page hereto

or to such other address as may be specified by written notice from time to time by the party entitled to receive such notice. Any notices, requests, demands or other communications by telecopy or cable shall be confirmed by letter given in accordance with (a) or (b) above.

9. Miscellaneous.

(a) All pronouns and any variations thereof shall be deemed to refer to the masculine, feminine, neuter, singular or plural, as the identity of the person or persons or entity or entities may require.

(b) This Subscription Agreement is not transferable or assignable by Subscriber.

(c) The representations, warranties and agreements contained herein shall be deemed to be made by and be binding upon Subscriber and its heirs, executors, administrators and successors and shall inure to the benefit of the Company and its successors and assigns.

(d) None of the provisions of this Subscription Agreement may be waived, changed or terminated orally or otherwise, except as specifically set forth herein or except by a writing signed by the Company and Subscriber.

(e) In the event any part of this Subscription Agreement is found to be void or unenforceable, the remaining provisions are intended to be separable and binding with the same effect as if the void or unenforceable part were never the subject of agreement.

(f) The invalidity, illegality or unenforceability of one or more of the provisions of this Subscription Agreement in any jurisdiction shall not affect the validity, legality or enforceability of the remainder of this Subscription Agreement in such jurisdiction or the validity, legality or enforceability of this Subscription Agreement, including any such provision, in any other jurisdiction, it being intended that all rights and obligations of the parties hereunder shall be enforceable to the fullest extent permitted by law.

(g) This Subscription Agreement supersedes all prior discussions and agreements between the parties with respect to the subject matter hereof and contains the sole and entire agreement between the parties hereto with respect to the subject matter hereof.

(h) The terms and provisions of this Subscription Agreement are intended solely for the benefit of each party hereto and their respective successors and assigns, and it is not the intention of the parties to confer, and no provision hereof shall confer, third-party beneficiary rights upon any other person.

(i) The headings used in this Subscription Agreement have been inserted for convenience of reference only and do not define or limit the provisions hereof.

(j) This Subscription Agreement may be executed in any number of counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument.

(k) If any recapitalization or other transaction affecting the units of the Company is affected, then any new, substituted or additional securities or other property which is distributed with respect to the Securities shall be immediately subject to this Subscription Agreement, to the same extent that the Securities, immediately prior thereto, shall have been covered by this Subscription Agreement.

(l) No failure or delay by any party in exercising any right, power or privilege under this Subscription Agreement shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

[*SIGNATURE PAGE FOLLOWS*]

%%NAME_OF_ISSUER%%
SUBSCRIPTION AGREEMENT SIGNATURE PAGE

The undersigned, desiring to purchase Crowdfunding SAFEs of %%NAME_OF_ISSUER%%, by executing this signature page, hereby executes, adopts and agrees to all terms, conditions and representations of the Subscription Agreement.

(a) The aggregate purchase price for the Crowdfunding SAFEs the undersigned hereby irrevocably subscribes for is:	%%VESTING_AMOUNT%%

(b) The Securities being subscribed for will be owned by, and should be recorded on the Company's books as held in the name of:

%%SUBSCRIBER_SIGNATURE%%
By: %%INVESTOR_SIGNATURES%%
Name: %%VESTING_AS%%
Title: %%INVESTOR_TITLE%%
Email: %%VESTING_AS_EMAIL%%

Date %%NOW%%.

* * * * *

This Subscription is accepted on %%NOW%%.

%%NAME_OF_ISSUER%%
By:
%%ISSUER_SIGNATURE%%

[Crowdfunding SAFE FOLLOWS]

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(a)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

%%NAME_OF_ISSUER%%

CROWDFUNDING SAFE

(Crowdfunding Simple Agreement for Future Equity)

THIS CERTIFIES THAT in exchange for the payment by %%VESTING_AS%% (the "**Investor**") of %%VESTING_AMOUNT%% (the "**Purchase Amount**") on or about %%TODAY%%, %%NAME_OF_ISSUER%%, a %%STATE_INCORPORATED%% limited liability company (the "**Company**"), hereby issues to the Investor the right to certain shares of the Company's Capital Units, subject to the terms set forth below.

The "**Discount Rate**" is %%DISCOUNT_RATE%%% .

The "**Post-Money Valuation Cap**" is $%%VALUATION_CAP%%.

See Section 2 for certain additional defined terms.

1. ***Events***

(a) **Equity Financing**.

If an Equity Financing occurs before this instrument terminates in accordance with Sections 1(b) or 1(c), the Company shall notify the Investor of the closing of the Equity Financing and issue to the Investor a number of shares of the Crowdfunding Units equal to the quotient obtained by dividing (x) the Purchase Amount by (y) the applicable Conversion Price.

(b) **Liquidity Event**.

If a Liquidity Event occurs before this instrument terminates in accordance with Sections 1(a) or 1(c), the Investor will automatically be entitled to receive a portion of Proceeds, payable immediately prior to or concurrent with the consummation of such Liquidity Event, equal to the greater of:

(i) the Purchase Amount (the "**Cash-Out Amount**"), or

(ii) the amount payable on the number of shares of Common Units equal to the Purchase Amount divided by the Liquidity Price (the "**Conversion Amount**").

Additionally, if any of the Company's securityholders are given a choice regarding the form and amount of Proceeds to be received in a Liquidity Event, the Investor shall be provided the same choice, *provided* that the Investor may not choose to receive a form of consideration that the Investor would be ineligible to receive as a result of the Investor's failure to satisfy any requirement or limitation generally applicable to the Company's securityholders, or under any applicable laws.

Notwithstanding the foregoing, in connection with a Change of Control intended to qualify as a tax-free reorganization, the Company may reduce the cash portion of Proceeds payable to the Investor by the amount determined by its managers in good faith for such Change of Control to qualify as a tax-free reorganization for U.S. federal income tax purposes, provided that such reduction (A) does not reduce the total Proceeds payable to such Investor and (B) is applied in the same manner and on a pro rata basis to all securityholders who have equal priority to the Investor under Section 1(d).

(c) **Dissolution Event**. If there is a Dissolution Event before this instrument terminates in accordance with Sections 1(a) or 1(b), the Investor will automatically be entitled (subject to the liquidation priority set forth in Section 1(d) below) to receive a portion of Proceeds equal to the Cash-Out Amount, due and payable to the Investor immediately prior to the consummation of the Dissolution Event.

(d) **Liquidation Priority**. In a Liquidity Event or Dissolution Event, this Safe is intended to operate like standard non-participating Preferred Units. The Investor's right to receive its Cash-Out Amount is:

(i) Junior to payment of outstanding indebtedness and creditor claims, including contractual claims for payment and convertible promissory notes (to the extent such convertible promissory notes are not actually or notionally converted into Capital units);

(ii) On par with payments for other Safes and/or Preferred Units, and if the applicable Proceeds are insufficient to permit full payments to the Investor and such other Safes and/or Preferred Units, the applicable Proceeds will be distributed pro rata to the Investor and such other Safes and/or Preferred Units in proportion to the full payments that would otherwise be due; and

(iii) Senior to payments for Common Units.

The Investor's right to receive its Conversion Amount is (A) on par with payments for Common Units and other Safes and/or Preferred Units who are also receiving Conversion Amounts or Proceeds on a similar as-converted to Common Units basis, and (B) junior to payments described in clauses (i) and (ii) above (in the latter case, to the extent such payments are Cash-Out Amounts or similar liquidation preferences).

(e) **Termination**. This instrument will automatically terminate (without relieving the Company of any obligations arising from a prior breach of or non-compliance with this instrument) upon the earlier to occur: (i) the issuance of Capital units to the Investor pursuant to the automatic conversion of this Safe under Section 1(a) or 1(b); or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to Section 1(b) or 1(c).

2. *Definitions*

"**Capital units**" means the capital units of the Company, including, without limitation, Common Units and Preferred Units.

"**Change of Control**" means (i) a transaction or series of related transactions in which any "person" or "group" (within the meaning [illegible] and 14(d) of the Securities Exchange Act of 1934, as amended), becomes the "beneficial owner" (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended), directly or indirectly, of more than 50% of the outstanding voting securities of the Company having the right to vote for the election of members of the Company's managers, (ii) any reorganization, merger or consolidation of the Company, other than a transaction or series of related transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

"**Common Units**" means Common Units of the Company.

"**Conversion Price**" means either: (i) the Safe Price or (ii) the Discount Price, whichever calculation results in the lower price per share and therefore will result in a greater number of shares of the Crowdfunding Units.

"Crowdfunding Units" shall mean the most senior class of equity securities issued by the Company in an Equity Financing, whether Common Units, Preferred Units, or another class of equity securities, on the same terms as new investors in such financing.

"**Direct Listing**" means the Company's initial listing of its Common Units (other than shares of Common Units not eligible for resale under Rule 144 under the Securities Act) on a national securities exchange by means of an effective registration statement on Form S-1 filed by the Company with the SEC that registers shares of existing capital units of the Company for resale, as approved by the Company's managers. For the avoidance of doubt, a Direct Listing will not be deemed to be an underwritten offering and will not involve any underwriting services.

"**Discount Price**" means the lowest price per share of Crowdfunding Units sold in an Equity Financing (determined without taking into account any incentives or other discount) multiplied by the Discount Rate. For clarity, if the Company increases the share price during the Equity Financing, the original price will be the lowest price per share for this purpose; however, if a Company offers a discount to certain investors during the Equity Financing, such discount will not be included when determining the lowest price per share.

"**Dissolution Event**" means (i) a voluntary termination of operations, (ii) a general assignment for the benefit of the Company's creditors or (iii) any other liquidation, dissolution or winding up of the Company (*excluding* a Liquidity Event), whether voluntary or involuntary.

"**Dividend Amount**" means, with respect to any date on which the Company pays a dividend on its outstanding Common Units, the amount of such dividend that is paid per share of Common Units multiplied by (x) the Purchase Amount divided by (y) the Liquidity Price (treating the dividend date as a Liquidity Event solely for purposes of calculating such Liquidity Price).

"**Equity Financing**" shall mean a bona fide transaction or series of transactions pursuant to which the Company sells its Equity Securities at a fixed valuation (including, but not limited to, a pre-money or post-money valuation), to one or more third parties following the date of this instrument from which the Company receives gross proceeds of not less than $1,000,000 (excluding the conversion of any instruments convertible into or exercisable or exchangeable for Capital units, such as Safes or convertible promissory notes) with the principal purpose of raising capital.

"**Equity Securities**" shall mean Common Units or Preferred Units or any securities convertible into, exchangeable for or conferring the right to purchase (with or without additional consideration) Common Units or Preferred Units, except in each case, (i) any security granted, issued and/or sold by the

Company to any managers, officer, employee, advisor or consultant of the Company in such capacity for the primary purpose of soliciting or retaining his, her or its services, (ii) any convertible promissory notes issued by the Company, and (iii) any Safes issued.

"**Fully Diluted Capitalization**" is calculated as of immediately prior to the Equity Financing and (without double-counting, in each case calculated on an as-converted to Common Units basis):

- Includes all shares of Capital units issued and outstanding;
- Includes all Converting Securities;
- Includes all (i) issued and outstanding Options and (ii) Promised Options; and
- Includes the Unissued Option Pool, except that any increase to the Unissued Option Pool in connection with the Equity Financing will only be included to the extent that the number of Promised Options exceeds the Unissued Option Pool prior to such increase.

"**IPO**" means the closing of the Company's first firm commitment underwritten initial public offering of Common Units pursuant to an effective registration statement filed under the Securities Act.

"**Liquidity Capitalization**" is calculated as of immediately prior to the Liquidity Event, and (without double- counting, in each case calculated on an as-converted to Common Units basis):

- Includes all shares of Capital units issued and outstanding;
- Includes all (i) issued and outstanding Options and (ii) to the extent receiving Proceeds, Promised Options;
- Includes all Converting Securities, **other than** any Safes and other convertible securities (including without limitation shares of Preferred Units) where the holders of such securities are receiving Cash-Out Amounts or similar liquidation preference payments in lieu of Conversion Amounts or similar "as-converted" payments; and
- Excludes the Unissued Option Pool.

"**Liquidity Event**" means a Change of Control, a Direct Listing or an Initial Public Offering.

"**Liquidity Price**" means either (i) the price per share equal to the Post-Money Valuation Cap divided by the Liquidity Capitalization or (ii) the price per share equal to the fair market value of the Common Units at the time of the Liquidity Event, as determined by reference to the purchase price payable in connection with such Liquidity Event, multiplied by the Discount Rate, whichever calculation results in a lower price per share.

"**Lock-up Period**" means the period commencing on the date of the final prospectus relating to the Company's IPO, and ending on the date specified by the Company and the managing underwriter(s). Such period shall not exceed one hundred eighty (180) days, or such other period as may be requested by the Company or an underwriter to accommodate regulatory restrictions on (i) the publication or other distribution of research reports, and (ii) analyst recommendations and opinions.

"**Operating Agreement**" means certain First Amended and Restated Operating Agreement of Bumbo Distribution USA, LLC, as it may be amended from time to time.

"**Preferred Units**" means the Preferred Units of the Company.

"**Proceeds**" means cash and other assets (including without limitation units consideration) that are proceeds from the Liquidity Event or the Dissolution Event, as applicable, and legally available for distribution.

“**Regulation CF**” means Regulation Crowdfunding promulgated under the Securities Act.

“**Safe**” means any simple agreement for future equity (or other similar agreement), including a Crowdfunding Safe, which is issued by the Company for bonafide financing purposes and which may convert into Capital units in accordance with its terms.

“**Safe Price**” means the price per share equal to the Post-Money Valuation Cap divided by the Fully Diluted Capitalization.

“Unissued Option Pool” means all shares of Capital units that are reserved, available for future grant and not subject to any outstanding Options or Promised Options (but in the case of a Liquidity Event, only to the extent Proceeds are payable on such Promised Options) under any equity incentive or similar Company plan.

3. *Proxies*

As a condition to issuance of the Crowdfunding Units (the “Securities”) pursuant to this Crowdfunding SAFE, the Investor agrees to the appointment of the Chief Executive Officer of the Company (the “CEO”), or his or her successor, as the Investor’s true and lawful proxy and attorney, with the power to act alone and with full power of substitution, and authorizes them to join Investor as a party that is designated as a “Member” to the Operating Agreement. Any notice required or permitted to be given to Investor under the Operating Agreement shall be given to Investor at the address provided with undersigned’s subscription. Investor confirms that they have reviewed the Operating Agreement (attached to the Offering Memorandum in Exhibit F) and agrees to be bound by the terms thereof as a party who is designated as a Member thereunder should they become a Member.

4. Company Representations

(a) The Company is a limited liability company duly organized, validly existing and in good standing under the laws of the state of its organization, and has the power and authority to own, lease and operate its properties and carry on its business as now conducted.

(b) The execution, delivery and performance by the Company of this instrument is within the power of the Company and, other than with respect to the actions to be taken when equity is to be issued to the Investor, has been duly authorized by all necessary actions on the part of the Company. This instrument constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors’ rights generally and general principles of equity. To the knowledge of the Company, it is not in violation of (i) its current operating agreement or bylaws; (ii) any material statute, rule or regulation applicable to the Company; or (iii) any material indenture or contract to which the Company is a party or by which it is bound, where, in each case, such violation or default, individually, or together with all such violations or defaults, could reasonably be expected to have a material adverse effect on the Company.

(c) The performance and consummation of the transactions contemplated by this instrument do not and will not: (i) violate any material judgment, statute, rule or regulation applicable to the Company; (ii) result in the acceleration of any material indenture or contract to which the Company is a party or by which it is bound; or (iii) result in the creation or imposition of any lien upon any property, asset or revenue of the Company or the suspension, forfeiture, or nonrenewal of any material permit, license or authorization applicable to the Company, its business or operations.

(d) No consents or approvals are required in connection with the performance of this instrument, other than: (i) the Company's corporate approvals; (ii) any qualifications or filings under applicable securities laws; and (iii) necessary corporate approvals for the authorization of shares of the Crowdfunding Units, as applicable, issuable pursuant to Section 1.

(e) The Company shall, prior to the conversion of this instrument, reserve from its authorized but unissued shares of Capital units for issuance and delivery upon the conversion of this instrument, such number of shares of the Crowdfunding Units and, from time to time, will take all steps necessary to amend its operating agreement to provide sufficient authorized numbers of shares of the Crowdfunding Units issuable upon the conversion of this instrument. All such shares shall be duly authorized, and when issued upon any such conversion, shall be validly issued, fully paid and non-assessable, free and clear of all liens, security interests, charges and other encumbrances or restrictions on sale and free and clear of all preemptive rights, except encumbrances or restrictions arising under federal or state securities laws.

5. *Investor Representations*

(a) The Investor has full legal capacity, power and authority to execute and deliver this instrument and to perform its obligations hereunder. This instrument constitutes a valid and binding obligation of the Investor, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

(b) The Investor has been advised that this instrument and the underlying securities have not been registered under the Securities Act or any state securities laws and are offered and sold hereby pursuant to Section 4(a)(6) of the Securities Act. The Investor understands that neither this instrument nor the underlying securities may be resold or otherwise transferred unless they are registered under the Securities Act and applicable state securities laws or pursuant to Rule 501 of Regulation CF, in which case certain state transfer restrictions may apply.

(c) The Investor is purchasing this instrument and the securities to be acquired by the Investor hereunder for its own account for investment, not as a nominee or agent, and not with a view to, or for resale in connection with, the distribution thereof, and the Investor has no present intention of selling, granting any participation in, or otherwise distributing the same.

(d) The Investor acknowledges, and is purchasing this instrument in compliance with, the investment limitations set forth in Rule 100(a)(2) of Regulation CF, promulgated under Section 4(a)(6)(B) of the Securities Act.

(e) The Investor acknowledges that the Investor has received all the information the Investor has requested from the Company and the Investor considers necessary or appropriate for deciding whether to acquire this instrument and the underlying securities, and the Investor represents that the Investor has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of this instrument and the underlying securities and to obtain any additional information necessary to verify the accuracy of the information given to the Investor. In deciding to purchase this instrument, the Investor is not relying on the advice or recommendations of the Company or of Republic.co and the Investor has made its own independent decision that an investment in this instrument and the underlying securities is suitable and appropriate for the Investor. The Investor understands that no federal or state agency has passed upon the merits or risks of an investment in this instrument and the underlying securities or made any finding or determination concerning the fairness or advisability of this investment.

(f) The Investor understands and acknowledges that as a Crowdfunding Safe investor, the Investor shall have no voting, information or inspection rights, aside from any disclosure requirements the Company is required to make under relevant securities regulations.

(g) The Investor understands that no public market now exists for any of the securities issued by the Company, and that the Company has made no assurances that a public market will ever exist for this instrument and the securities to be acquired by the Investor hereunder.

(h) If the Investor is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), the Investor hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for this instrument, including (a) the legal requirements within its jurisdiction for the purchase of this instrument; (b) any foreign exchange restrictions applicable to such purchase; (c) any governmental or other consents that may need to be obtained; and (d) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, conversion, redemption, sale, or transfer of this instrument. The Investor's subscription and payment for and continued beneficial ownership of this instrument and the underlying securities will not violate any applicable securities or other laws of the Investor's jurisdiction. The Investor acknowledges that the Company has taken no action in foreign jurisdictions with respect to this instrument and the underlying securities.

6. *Transfer Restrictions*.

(a) The Investor hereby agrees that during the Lock-up Period it will not, without the prior written consent of the managing underwriter: (A) lend; offer; pledge; sell; contract to sell; sell any option or contract to purchase; purchase any option or contract to sell; grant any option, right, or warrant to purchase; or otherwise transfer or dispose of, directly or indirectly, any shares of Common Units or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Units (whether such shares or any such securities are then owned by the Investor or are thereafter acquired); or (B) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such securities; whether any such transaction described in clause (A) or (B) above is to be settled by delivery of Common Units or other securities, in cash, or otherwise.

(b) The foregoing provisions of Section 6(a) will: (x) apply only to the IPO and will not apply to the sale of any shares to an underwriter pursuant to an underwriting agreement; (y) not apply to the transfer of any shares to any trust for the direct or indirect benefit of the Investor or the immediate family of the Investor, provided that the trustee of the trust agrees to be bound in writing by the restrictions set forth herein, and provided further that any such transfer will not involve a disposition for value; and (z) be applicable to the Investor only if all officers and managers of the Company are subject to the same restrictions and the Company uses commercially reasonable efforts to obtain a similar agreement from all unitholders individually owning more than 5% of the outstanding Common Units or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Units. Notwithstanding anything herein to the contrary, the underwriters in connection with the IPO are intended third-party beneficiaries of Section 6(a) and will have the right, power and authority to enforce the provisions hereof as though they were a party hereto. The Investor further agrees to execute such agreements as may be reasonably requested by the underwriters in connection with the IPO that are consistent with Section 6(a) or that are necessary to give further effect thereto.

(c) In order to enforce the foregoing covenant, the Company may impose stop transfer instructions with respect to the Investor's registrable securities of the Company (and the Company shares or securities of every other person subject to the foregoing restriction) until the end of the Lock-up Period. The Investor agrees that a legend reading substantially as follows will be placed on all certificates representing all of the Investor's registrable securities of the Company (and the shares or securities of the Company held by every other person subject to the restriction contained in Section 6(a)):

> THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A LOCK-UP PERIOD BEGINNING ON THE EFFECTIVE DATE OF THE COMPANY'S REGISTRATION STATEMENT FILED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AS SET FORTH IN AN AGREEMENT BETWEEN THE COMPANY AND THE ORIGINAL HOLDER OF THESE SECURITIES, A COPY OF WHICH MAY BE OBTAINED AT THE COMPANY'S PRINCIPAL OFFICE. SUCH LOCK-UP PERIOD IS BINDING ON TRANSFEREES OF THESE SECURITIES.

(d) Without in any way limiting the representations and warranties set forth in Section 5 above, the Investor further agrees not to make any disposition of all or any portion of this instrument or the underlying securities unless and until the transferee has agreed in writing for the benefit of the Company to make the representations and warranties set out in Section 5 and the undertaking set out in Section 6(a) and:

(i) There is then in effect a registration statement under the Securities Act covering such proposed disposition and such disposition is made in accordance with such registration statement; or

(ii) The Investor shall have notified the Company of the proposed disposition and shall have furnished the Company with a detailed statement of the circumstances surrounding the proposed disposition and, if reasonably requested by the Company, the Investor shall have furnished the Company with an opinion of counsel reasonably satisfactory to the Company that such disposition will not require registration of such shares under the Securities Act.

(e) The Investor agrees that it shall not make any disposition of this instrument or any underlying securities to any of the Company's competitors, as determined by the Company in good faith.

(f) The Investor understands and agrees that the Company will place the legend set forth below or a similar legend on any book entry or other forms of notation evidencing this Crowdfunding Safe and any certificates evidencing the underlying securities, together with any other legends that may be required by state or federal securities laws, the Company's charter or bylaws, any other agreement between the Investor and the Company or any agreement between the Investor and any third party:

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(a)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

7. *Miscellaneous*

(a) Any provision of this Safe may be amended, waived or modified by written consent of the Company and either (i) the Investor or (ii) the majority-in-interest of all then-outstanding Safes with the same "Post-Money Valuation Cap" and "Discount Rate" as this Safe (and Safes lacking one or both of such terms will be considered to be the same with respect to such term(s)), *provided that* with respect to clause (ii): (A) the Purchase Amount may not be amended, waived or modified in this manner, (B) the consent of the Investor and each holder of such Safes must be solicited (even if not obtained), and (C) such amendment, waiver or modification treats all such holders in the same manner. "Majority-in-interest" refers to the holders of the applicable group of Safes whose Safes have a total Purchase Amount greater than 50% of the total Purchase Amount of all of such applicable group of Safes.

(b) Any notice required or permitted by this Safe will be deemed sufficient when delivered personally or by overnight courier or sent by email to the relevant address listed on the signature page, or 48 hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid, addressed to the party to be notified at such party's address listed on the signature page, as subsequently modified by written notice.

(c) The Investor is not entitled, as a holder of this Safe, to vote or be deemed a holder of Capital units for any purpose other than tax purposes nor will anything in this Safe be construed to confer on the Investor, as such, any rights of a Company unitholders or rights to vote for the election of managers or on any matter submitted to Company unitholders, or to give or withhold consent to any corporate action or to receive notice of meetings, until shares have been issued on the terms described in Section 1. However, if the Company pays a dividend on outstanding shares of Common Units (that is not payable in shares of Common Units) while this Safe is outstanding, the Company will pay the Dividend Amount to the Investor at the same time.

(d) Neither this Safe nor the rights in this Safe are transferable or assignable, by operation of law or otherwise, by either party without the prior written consent of the other; provided, however, that this Safe and/or its rights may be assigned without the Company's consent by the Investor (i) to the Investor's estate, heirs, executors, administrators, guardians and/or successors in the event of Investor's death or disability, or (ii) to any other entity who directly or indirectly, controls, is controlled by or is under common control with the Investor, including, without limitation, any general partner, managing member, officer or manager of the Investor, or any venture capital fund now or hereafter existing which is controlled by one or more general partners or managing members of, or shares the same management company with, the Investor; and provided, further, that the Company may assign this Safe in whole, without the consent of the Investor, in connection with a reorganization to change the Company's domicile.

(e) In the event any one or more of the terms or provisions of this instrument is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the terms or provisions of this instrument operate or would prospectively operate to invalidate this instrument, then such term(s) or provision(s) only will be deemed null and void and will not affect any other term or provision of this instrument and the remaining terms and provisions of this instrument will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

(f) All rights and obligations hereunder will be governed by the laws of the State of %%STATE_INCORPORATED%%, without regard to the conflicts of law provisions of such jurisdiction.

(g) Any dispute, controversy or claim arising out of, relating to or in connection with this instrument, including the breach or validity thereof, shall be determined by final and binding arbitration administered by the American Arbitration Association (the "**AAA**") under its Commercial Arbitration Rules and Mediation Procedures ("**Commercial Rules**"). The award rendered by the arbitrator shall be final, non-appealable and binding on the parties and may be entered and enforced in any court having jurisdiction. There shall be one arbitrator agreed to by the parties within twenty (20) days of receipt by respondent of the request for arbitration or, in default thereof, appointed by the AAA in accordance with its Commercial Rules. The place of arbitration shall be %%STATE_INCORPORATED%%. Except as may be required by law or to protect a legal right, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

(h) The parties acknowledge and agree that for United States federal and state income tax purposes this Safe is, and at all times has been, intended to be characterized as units, and more particularly as Common Units for purposes of Sections 304, 305, 306, 354, 368, 1036 and 1202 of the Internal Revenue Code of 1986, as amended. Accordingly, the parties agree to treat this Safe consistent with the foregoing intent for all United States federal and state income tax purposes (including, without limitation, on their respective tax returns or other informational statements).

(*Signature page follows*)

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

COMPANY

By: %%ISSUER_SIGNATURE%%

INVESTOR:

By: %%INVESTOR_SIGNATURES%%